SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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CONFEDERATE MOTORS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	333-130858 (Primary Standard Industrial Classification Code Number)	26-4182621 (I.R.S. Employer Identification Number)
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2222 5th Avenue South Birmingham, Alabama 35222 (205) 324-9888 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Copies to: Eric Stein, Esq. Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (732) 409-1212

Approximate Date of Commencement of Proposed Sale to the Public:  From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of EachClass Of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	1,050,000	$1.50	$1,575,000	$87.89
Total	1,050,000	$1.50	$1,575,000	$87.89

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION MARCH __, 2009

PROSPECTUS

1,050,000 shares of Common Stock

CONFEDERATE MOTORS, INC.

This prospectus relates to the sale or other disposition by the selling stockholders identified in this prospectus, or their transferees, of up to 1,050,000 shares of our common stock sold to certain investors (collectively, the “Investors”) in connection with a private placement of securities that closed simultaneous with a reverse merger between us and Confederate Motor Company, Inc., a Louisiana corporation.

We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.

Our common stock is listed on the over-the-counter electronic bulletin board. Our trading symbol is CFED.  Our Common Stock at any given time may be relatively small or non-existent. There can be no assurance that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained. If such a market is developed, we cannot assure you what the market price of our Common Stock will be in the future. You are encouraged to obtain current market quotations for our Common Stock and to review carefully the other information contained in this Report or incorporated by reference into this Report. We have never declared or paid cash dividends on our capital stock, and do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transaction in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

An investment in shares of our common stock involves a high degree of risk.  We urge you to carefully consider the Risk Factors beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March  , 2009

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, before making an investment decision .

THE COMPANY

Background

We were incorporated in Louisiana in March 2003. Our principal executive offices are located at 2222 5th Avenue South, Birmingham, Alabama 35233.  French Peak Resources Inc., which has changed its name to Confederate Motors, Inc., is a publicly traded shell company incorporated in the State of Delaware in May of 2005, with its common stock quoted on the FINRA OTC Bulletin Board under the symbol CFED.  French Peak has changed its name to Confederate Motors, Inc. and adopted the Company’s 2008 Incentive Plan as attached hereto as Exhibit 10.1.

Our Motorcycle Business

We are an uncompromising motorcycle design and craft enterprise. We trace our brand history to 1991. We produce two distinct model lines, which are unique, technically and aesthetically.  Each offers value to our intended client in a different manner.  A third model was recently launched in October 2008. The vehicle line includes a hot rod roadster, a hot rod street fighter and a hot rod speedster.  Our products are sold in the US, Western Europe and the Middle East.  Our manufacturing operations are based in Birmingham, AL, consisting primarily of motorcycle assembly.  Vertical integration is very limited, resulting in a relatively low fixed cost structure.  All motorcycles are designed and manufactured by hand at our home office located at 2222 5th Avenue South, Birmingham, Alabama, 35222 under the direction of CEO and founder H. Matthew Chambers.

Other Business Operations

Motorcycle Related Product Offerings

As a contextual component of our factory technical service structure, we offer a select variety of wearing apparel and other related retail products displaying the Confederate name.  This has the effect of providing enjoyment for our customers and displaying our name in the current market.

Merger Agreement

On the Closing Date, the following conditions were satisfied under the Merger Agreement, (i) the stockholders of the Company (the “Confederate Stockholders”) surrendered all of the issued and outstanding shares of the Company’s common stock, after giving effect to the conversion of all outstanding shares of the Company’s preferred stock, and received, in exchange therefore, 8,895,000 shares of Common Stock, (ii) all options and warrants to purchase shares of the Company’s common stock outstanding immediately prior to the Merger, were replaced with corresponding new options or warrants to purchase shares of Common Stock in a manner that did not disadvantage any existing option holder or warrant holder as to strike price, exercise period or vesting; (iii) the pre-merger stockholders of French Peak retained 1,105,000 shares of Common Stock; and (iv) the Acquisition Sub merged with and into the Company with the Company surviving the Merger.

At the Closing Date, those officers and directors of French Peak in office as of that date resigned and, simultaneously therewith, executive officers and five members of the Board of Directors of the Company were appointed.  The Board of Directors of the Company now consists of five members of which a majority are independent directors.  On the Closing Date the Financing investors appointed one (1) member to the Board.  The Company implemented a staggered or “classified” board structure with two (2) classes of directors.  Mr. H. Matthew Chambers was appointed as a Class A Director and serves as the initial Chairman of the Board who does not stand for reelection until the annual meeting following the fifth anniversary of the Closing.  Mr. H. Matthew Chambers has the right to appoint a majority of the Directors during the course of his five year tenure as Chairman.

At the Closing Date, French Peak approved and adopted the Company’s 2008 Incentive Plan (the “2008 Plan”).  We reserved for issuance under the Plan a total of 1,105,000 shares of Common Stock.  Out of these, (i) at the Closing, options or restricted stock awards for 500,000 shares of Common Stock were granted under the Plan, and (ii) currently, 605,000 shares of Common Stock remain available under the Plan for future grants.

COMPANY FINANCIAL SNAPSHOT

The following tables set forth key components of our results of operations for the periods indicated, in dollars, and key components of our revenue for the period indicated, in dollars.

Results of Operations for the Nine Months Ended September 30, 2008
Compared to the Nine Months Ended September 30, 2007

	Nine months ended
(in thousands except earnings per share)	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)	(Decrease) Increase	% Change
Revenue from motorcycles & related products	$1,924.1	$1,301.7	$622.4	50.2%
Cost of Goods Sold	$1,065.0	$1,010.3	$54.7	5.4%
Gross Profit	$907.1	$302.4	$604.7	200.0%
Operating Expenses	$755.7	$739.1	$16.6	2.2%
Interest Expense	$(21.6)	$(13.5)	$8.1	60.4%
Net Income (Loss)	$129.8	$(450.1)	$579.9	NM
Earnings (Loss) per Share	$674	$(2,367)	$3.041

The Company’s 2008 third quarter year to date (YTD) net revenue was $1,924.1 thousand up 50.2% compared to the third quarter YTD 2007. The Company’s third quarter YTD financial performance reflected a 36.7% increase in shipments of Confederate motorcycles.  Net income for the nine months ended September 30, 2008 was $129.8 thousand compared to a loss of $450.1 thousand for the nine months ended September 30, 2007.

The Company believes that the near-term global economic environment will be challenging for the business and it will continue to make prudent decisions to manage through this difficult environment. At the same time, the Company is optimistic about its long-term business prospects and plans to continue to expand production and global distribution.

THE FINANCING

On February 12, 2009 (the “Closing Date”), we entered into a definitive Securities Purchase Agreement for the sale of Company common stock, $0.0001 par value per share (the “Common Stock”) aggregating $1,275,000 (the “Securities Purchase Agreement), attached hereto as Exhibit 4.1.  The purchase price is $1.50 per share.  In connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement, attached hereto as Exhibit 4.2 (together with the Securities Purchase Agreement, these agreements shall be referred to as the “Financing Documents”).

The private placement closed simultaneously with the signing of the Financing Documents and the Company issuing 1,050,000 shares of common stock to the investors (collectively, the “Investors”).

In connection with the private placement and as part of the Financing Documents, we entered into a Registration Rights Agreement, whereby, we have agreed to file a registration statement on Form S-1 (or other applicable Form) within 45 days of the Closing Date.

THE OFFERING

Securities Covered Hereby	1,050,000 shares of common stock to the Investors.

Common Stock Outstanding Prior to the Offering	11,050,000 shares

Common Stock to be Outstanding after the Offering	11,050,000 shares, assuming no conversion of other series of outstanding preferred stock nor exercise of the other outstanding warrants and options.

The Percentage of Outstanding Stock that this Offering Represents Compared to the Total Shares Outstanding	9.5%, assuming no conversion of other series of outstanding preferred stock nor exercise of the other outstanding warrants and options.

Use of Proceeds	We will receive no proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders.

OTC Electronic Bulletin Board Symbol	“CFED”

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulation to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this prospectus generally.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in the prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

ITEM 3.            SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth key components of our results of operations for the periods indicated, in dollars, and key components of our revenue for the period indicated, in dollars.

Overview and Outlook

The Company’s 2008 third quarter year to date (YTD) net revenue was $1,924.1 thousand up 50.2% compared to the third quarter YTD 2007. The Company’s third quarter YTD financial performance reflected a 36.7% increase in shipments of Confederate motorcycles.  Net income for the nine months ended September 30, 2008 was $129.8 thousand compared to a loss of $450.1 thousand for the nine months ended September 30, 2007.

The Company believes that the near-term global economic environment will be challenging for the business and it will continue to make prudent decisions to manage through this difficult environment. At the same time, the Company is optimistic about its long-term business prospects and plans to continue to expand production and global distribution.

Results of Operations for the Nine Months Ended September 30, 2008
Compared to the Nine Months Ended September 30, 2007

	Nine months ended
(in thousands except earnings per share)	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)	(Decrease) Increase	% Change
Revenue from motorcycles & related products	$1,924.1	$1,301.7	$622.4	50.2%
Cost of Goods Sold	$1,065.0	$1,010.3	$54.7	5.4%
Gross Profit	$907.1	$302.4	$604.7	200.0%
Operating Expenses	$755.7	$739.1	$16.6	2.2%
Interest Expense	$(21.6)	$(13.5)	$8.1	60.4%
Net Income (Loss)	$129.8	$(450.1)	$579.9	NM
Earnings (Loss) per Share	$674	$(2,367)

    As discussed in Overview and Outlook, the increase in operating income during the nine month period was driven by an increase in shipments of Confederate motorcycles.

Motorcycle Unit Shipments & Net Revenue

The following table includes motorcycle unit shipments:

	Nine months ended
	September 30, 2008 (unaudited)		September 30, 2007 (unaudited)		(Decrease) Increase	% Change
Motorcycle Unit Shipments
United States	17	63.0%	10	47.6%	7	70.0%
International	10	37.0%	11	52.4%	(1)	(9.1)

Confederate motorcycle units	27	100.0%	21	100.0%	6	28.6%

During the first nine months of 2008, the Company shipped 27 Confederate motorcycles, an increase of 6 motorcycles, or 28.6%, from the same period last year. The Company’s shipments in US grew during the period primarily driven by the delivery of the new Wraith model to US retail clients. Units shipped to international markets remained flat.

Cost of Goods Sold

Cost of goods sold was $1,065.0 thousand for the nine months ended September 30, 2008, an increase of $54.7 thousand or 5.4% versus the corresponding period last year. Cost of goods sold was slightly higher due to an increase in shipment volume.

Gross Profit

Gross profit was $907.1 thousand for the nine months of 2008, an increase of $604.6 thousand or 200.0% versus the same period last year. Gross margin as a percent of net revenue for the nine months of 2008 was 47.1% compared to 23.2% for the nine months of 2007. The improvement in gross profit for the nine months of 2008 was a result of higher average price per unit and lower cost of goods sold per unit.

Operating Expenses

The following table includes operating expenses for the Company (in thousands):

	Nine months ended
(in thousands)	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)	Increase (Decrease)	% Change
Motorcycles and Related Products
Depreciation of PP&E	$42.5	$25.6	$16.9	66.0%
Marketing & Advertising	66.4	43.2	23.2	53.7
Selling & Administrative	646.8	670.3	(23.5)	(3.5)

Total operating expenses	$755.7	$739.1	$16.6	2.2%

Total operating expenses were 39.3% and 56.8% of net revenue for the first nine months of 2008 and 2007, respectively.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

	Year ended
(in thousands, except earnings per share)	December 31, 2007	December 31, 2006	(Decrease) Increase	% Change
Revenue from motorcycles & related products	$1,782.7	$890.9	$891.8	100.1%
Cost of Goods Sold	$1,391.5	$737.5	$654.0	88.7%
Gross Profit	$391.2	$153.4	$237.8	155.0%
Operating Expense	$998.0	$852.8	$145.2	17.0%
Interest Expense	$(24.7)	$(14.2)	$(10.5)	73.9%
Net Income (Loss)	$(631.5)	$(713.6)	$82.1	11.5%
Earnings (Loss) per Share	(3,321)	(3,746)

The increase in Motorcycles operating income during the year ended December 31, 2007 was driven by an increase in shipments of Confederate motorcycles.

Motorcycle Unit Shipments & Net Revenue

The following table includes wholesale motorcycle unit shipments for the Motorcycles & Related Products segment:

	Year ended
	December 31, 2007		December 31, 2006		(Decrease) Increase	% Change
Motorcycle Unit Shipments
United States	11	39.3%	13	76.5%	(2)	(15.4)%
International	17	60.7%	4	23.5%	13	325.0%

Confederate motorcycle units	28	100.0%	17	100.0%	11	64.7%

During 2007, the Company shipped 28 Confederate motorcycles, an increase of 11 motorcycles, or 64.7%, from the same period 2006. The Company’s shipments in the U.S. remained flat. The Company’s shipments in international markets grew during the period, and the percentage of units shipped to international customers increased, consistent with the Company’s strategic focus on global markets.

The following table includes industry retail motorcycle registration data through the month indicated:

Motorcycle Industry Retail Registrations
Heavyweight (651+cc)

	2008	2007	(Decrease) Increase	% Change
United States (September) (a)	425,731	443,511	(17,780)	(4.0)%
Europe (August) (b)	323,139	311,164	11,975	3.8%

(a)	U.S. industry data includes 651+cc models derived from submission of motorcycle retail sales by each major manufacturer to an independent third party.

(b)
Europe data includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Industry retail motorcycle registration data includes 651+cc models derived from information provided by Giral S.A., an independent agency.

Cost of Goods Sold

Cost of goods sold was $1,391.5 thousand for 2007, an increase of $653.9 thousand or 88.7% versus 2006 results. Cost of goods sold was higher due to an increase in shipment volume of 64.7%.

Gross Profit

Gross profit was $391.2 thousand for 2007, an increase of $237.8 thousand or 155.1% versus 2006 results. Gross margin as a percent of net revenue for 2007 and 2006 was 22.1% and 17.2%, respectively.

Operating Expenses

The following table includes operating expenses for the Company (in thousands):

	Year ended
(in thousands)	December 31, 2007	December 31, 2006	Increase (Decrease)	% Change
Motorcycles and Related Products
Depreciation of PP&E	$39.0	$16.3	$22.7	139.3%
Marketing & Advertising	87.7	24.5	63.2	258.0
Selling & Administrative	871.3	812.0	59.3	7.3

Total operating expenses	$998.0	$852.8	$145.2	17.0%

Total operating expenses were 56.3% and 95.8% of net revenue for 2007 and 2006, respectively. The improvement in the operating expense percentage was a result of doubling of revenue during the comparable periods with only a slight increase expenses.

You should read the following selected consolidated financial data together with our financial statements and the related notes appearing in this Registration Statement. We derived the statement of operations data for the years ended December 31, 2006 and 2007, and the balance sheet data as of December 31, 2006 and 2007, from our audited consolidated financial statements contained elsewhere in this Registration Statement on Form S-1. Those statements were audited by Barfield, Murphy, Shank & Smith PC, independent accountants. The statement of operations data for the nine months ended September 30, 2007 and 2008, and the balance sheet data as of September 30, 2008, are derived from our unaudited consolidated financial statements included elsewhere in this Memorandum.  Our management believes that the unaudited consolidated financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments.  Our historical results are not necessarily indicative of the results we may achieve in any future period.

	Years Ended December 31,		Nine Months Ended September 30,
Consolidated Statement of Operations Data:	2006	2007	2007	2008
			(unaudited)
Revenues:
Net sales	$890,207	$1,771,665	$1,301,734	$1,924,127
Other revenues	685	11,000	11,000	47,896
Total revenues	890,892	1,782,665	1,312,734	1,972,023
Cost of goods sold (excluding depreciation)	(737,522)	(1,391,452)	(1,010,303)	(1,064,957)
Gross profit (excluding depreciation)	153,370	391,213	302,431	907,066
Operating expenses:
Depreciation of property, plant and equipment	16,271	39,033	25,569	42,546
Marketing and advertising	24,457	87,667	43,211	66,368
General and administrative	812,032	871,349	670,317	646,771
Total operating expenses	852,760	998,049	739,097	755,685
Income (loss) from operations	(699,390)	(606,836)	(436,666)	151,381
Interest income	-	-	-	-
Interest expense	(14,182)	(24,677)	(13,474)	(21,608)
Net income (loss) before income taxes	(713,572)	(631,513)	(450,140)	129,773
Income taxes	-	-	-	-
Net income (loss)	$(713,572)	$(631,513)	$(450,140)	$129,773
Basic and diluted income (loss) per share	$(3,746)	$(3,321)	$(2,367)	$674
Basic and diluted weighted average common shares outstanding (1)	190.4760	190.1463	190.1463	195.5111

(1)
For an explanation of the determination of the number of shares used in computing basic and diluted net loss per share, see Note 1 of the notes to our unaudited financial statements included elsewhere in this Memorandum.

	As of December 31,		As of September 30,
Consolidated Balance Sheet Data:	2006	2007	2007	2008
			(unaudited)
Cash and cash equivalents	$60,953	$10,899	$28,500	$194,964
Working capital (deficit)	(360,280)	(557,411)	(553,877)	(253,954)
Total assets	229,922	433,463	409,719	786,573
Total long-term liabilities	126,860	281,245	215,539	229,049
Total liabilities	657,155	1,110,209	995,092	1,123,546
Total stockholders’ equity (deficit)	$(427,233)	$(666,746)	$(585,373)	$(336,973)

Historically, we have financed our operations primarily through investor capital, lending facilities and revenues from our business.

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. The risks and uncertainties described below are not the only risks facing us.

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities.  The statements contained in or incorporated into this offering that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history and our business model is unproven and evolving.

Although we trace our history to 1991 through predecessor entities, we first began commercializing our motorcycles in March 2003. Our limited operating history makes it difficult to evaluate our current business and our future prospects.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our product offerings could reduce our ability to compete successfully and adversely affect our results of operations.

We will need to raise additional funds, including completion of the maximum amount of the Offering.  We may not be able to complete the maximum amount of the Offering or obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of our units, warrants and Common Stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we cannot raise additional capital on acceptable terms, we may not be able to, among other things:

·             develop and enhance our products;
·             develop our brand and acquire new customers;
·             continue to expand our technology development, sales and marketing organizations;
·             acquire complementary technologies, products or businesses;
·             expand operations internationally;
·             pay our debts as they come due;
·             hire, train and retain employees; or
·             respond to competitive pressures or unanticipated working capital requirements.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations.

We are an early stage company and have a history of operating losses.

We have had losses for most quarterly and annual periods since our inception in March 2003, resulting in net losses of $1,109,661 for the period from March 2003, (our inception) to December 31, 2005, $713,572 for the year ended December 31, 2006 and $631,513 for the year ended December 31, 2007.  For the nine months ended September 30, 2008, our after-tax net income was $129,773 and we had an accumulated deficit of $2,324,973.  Our previous operating losses were the result of the significant product development, infrastructure development, sales and marketing and administrative expenses we have incurred in developing our business.

We may be unable to generate sufficient net revenue in the future to achieve and maintain profitability.

We expect to make significant future expenditures related to the continued development and expansion of our business. Furthermore, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these factors, to sustain profitability we will need to, among other matters, increase our customer base and the number of motorcycles sold. We cannot assure you that we will be able to increase our revenue in this manner and maintain profitability. As we expect to continue to invest in the development of our business, this investment could outpace growth in our revenue, and thereby impair our ability to achieve and maintain profitability.

We face significant competition in the custom motorcycle industry.

The custom motorcycle business is highly competitive. We compete against a number of established companies with greater marketing and financial capabilities. Although we believe that we have a unique design and product line we may face difficulty competing against other companies should they devote significant resources to production of custom motorcycles. There can be no assurance that one or more competitors may not initiate a business similar to ours, thus compromising the differentiating factor for us. Increased competition in the industry may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that we will be able to compete successfully against our competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations.

Demand for motorcycles is cyclical

In the past, the motorcycle industry has been subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors. The factors underlying such changes in demand are beyond our control, and demand for our products may be adversely affected by a sustained economic downturn, which could have a further negative impact on our business, prospects, results of operations or financial condition.

We are dependent on our suppliers, and increases in component prices may negatively affect our operations

We purchase virtually all of our motorcycle parts and components from third-party suppliers. With the exception of a limited number of long-term component supply contracts for periods ranging from one to three years, we only enter into short-term, rolling contracts with suppliers. In addition, we typically contract with our suppliers on a non-exclusive basis, which allows us to replace our suppliers at any time. Generally, individual motorcycle components are available from a variety of sources, and our policy is to identify at least two sources of supply for each component. However, we rely upon single-source suppliers for certain components, including motors and carbon fiber components. Our assembly operations may be interrupted or otherwise adversely affected by delays in the supply of parts and components from third-party suppliers. They may also be interrupted if parts or components become unavailable on commercially reasonable terms in the future. Even if parts and components are available from alternative sources, we may face increased costs and production delays in connection with the replacement of an existing supplier with one or more alternative suppliers. These factors could have a material adverse effect on our business, prospects, results of operations or financial condition.

Like other competitors in the motorcycle industry, our operations are affected by the prices of motorcycle components. The prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future. These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel, aluminum, energy and oil-related products) from which these components are manufactured. Any increase in the prices of motorcycle components may have a material adverse effect on our business, prospects, results of operations or financial condition.

Our new motorcycle, the Fighter, which we introduced in Q4 2008, may not be successful

In 2008, we introduced a third model line of motorcycles, the Fighter. This line of motorcycle is intended for riders seeking medium and/or longer disciplined journeys of sensor heightened emotional motoring connection and is characterized by uncompromised craftsmanship. The Fighter represents an entirely new concept and type of motorcycle compared to what is currently available on the market. We cannot guarantee that the introduction of the Fighter will achieve market acceptance, or that any such acceptance will not take more time or resources than we currently anticipate. Any lack of or delay in market acceptance in connection with the introduction of our Fighter motorcycles may have a material adverse affect on our business, prospects, results of operations or financial condition.

Our intellectual property rights are valuable and our failure to protect those rights could adversely affect our business.

Our intellectual property rights, including existing and future trademarks, trade secrets and copyrights, are and will continue to be valuable and important assets of our business. We believe that our proprietary technology, as well as our other technologies and business practices, are competitive advantages and that any duplication by competitors would harm our business. We have taken measures to protect our intellectual property, but these measures may not be sufficient or effective. For example, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Intellectual property laws and contractual restrictions may not prevent misappropriation of our intellectual property or deter others from developing similar technologies. In addition, others may develop technologies that are similar or superior to our technology. Our failure to protect, or any significant impairment to the value of, our intellectual property rights could harm our business.

Our motorcycle design and technology are not protected by intellectual property rights.

The design and technology of our motorcycles are not protected by any material patent, trademark or other intellectual property rights, other than the registered trademarks associated with the Confederate brand itself. In particular, the technical features that distinguish Confederate motorcycles are not protected by material patents or other intellectual property rights. The component parts of our motorcycles are manufactured according to well-known techniques and include components that are not unique to our products. As a result, the design and technology of our motorcycles are vulnerable to being copied or imitated by competitors. Our competitors may have or develop equivalent or superior manufacturing and design skills, and may develop an enhancement that will be patentable or otherwise protected from duplication by others. These events could have a material adverse effect on our business, prospects, results of operations and financial condition.

We rely on a single manufacturing facility.

Confederate motorcycles are presently manufactured at our sole production facility located in Birmingham, Alabama. We relocated to Birmingham in December of 2005, following the catastrophic loss of our original manufacturing facility in New Orleans caused by hurricane Katrina. A significant interruption of production at the Birmingham facility would have a material adverse effect on our business, prospects, results of operations and financial condition.

Our motorcycles may contain defects.

Like competing motorcycles, our products may have unanticipated defects. Product defects may necessitate a recall of our motorcycles. Any unanticipated defects in our motorcycles or recalls could be costly to us and may have a material adverse effect on the Confederate brand and our business, prospects, results of operations and financial condition.

We may be subject to significant product liability claims.

Like our competitors, we are exposed to possible claims for personal injury from the use of our motorcycles, particularly in the United States, where product liability claims grounded on personal injuries are more common than in other countries. Although no claims of this kind have been made against us that are not covered by our existing product liability insurance coverage, such claims may arise in the future. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may in the future be subject to intellectual property rights disputes, which could reduce our ability to compete effectively and harm our business and results of operations.

Other companies may own, develop or acquire intellectual property rights that could prevent, limit or interfere with our ability to provide our products and services. One or more of these companies, which could include our competitors, could make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle and could significantly divert management resources and attention from our business.

If we were unable to successfully defend against claims against us alleging infringement of intellectual property rights, we may be required to pay monetary damages, stop using the technology, pay a license fee to use the technology, or develop alternative non-infringing technology. If we have to obtain a license for the infringing technology, it may not be available on reasonable terms, if at all. Developing alternative non-infringing technology could require significant effort and expense. If we cannot license or develop alternative technology for the infringing aspects of our business, we may be forced to limit our product and service offerings. Any of these results could reduce our ability to compete effectively and harm our business and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We will be required to document, review and improve our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management and independent registered public accounting firm assessments of the effectiveness of our internal controls. The Company is required to test for 2008. The Auditors will test for 2009.  We will need to retain additional finance and accounting personnel with the skill sets that we will need as a public reporting company to accomplish this.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs and take significant time to complete. These changes may not, however, be effective in achieving and maintaining adequate internal controls, and any failure to achieve or maintain that adequacy, could result in our being unable to produce accurate financial statements on a timely basis. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis or any actual failure to do so could have a material adverse effect on the price of our securities and make it more difficult for us to effectively market and sell our services to new and existing customers.

The loss of one or more key members of our senior management, on whom we heavily rely, or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team, especially H. Matthew Chambers, Joseph Mitchell and Ed Jacobs, our Chairman and Chief Executive Officer, Chief Financial Officer, and Director of Design, respectively. We have not purchased “key man” life insurance policies on these executives. Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, sales, marketing and service and support personnel, including, additional members of our management team. Competition for sales, marketing and technology development personnel is particularly intense in our industry. As a result, we may be unable to successfully attract or retain qualified personnel.

Our securities have no prior public market, and the prices of our securities may decline after this offering.

Investors will pay a price for shares of Common Stock that was not established in a competitive market. The public market may not agree with or accept this valuation, in which case Investors may not be able to sell their shares of Common stock at or above their costs, if at all. The price may not correspond to the price at which our Common Stock will trade in the public market subsequent to this offering, and the price of the common stock in the public market may not reflect our actual financial performance.  The market price of shares of our common stock could be subject to significant fluctuations. Among the factors that could affect the market price of our securities are:

·             the risks, uncertainties and other factors described in this Memorandum;

·             the prospects of the industry in which we operate;

·             variations in our operating results;

·             the liquidity in the marketplace for our securities;

·             our ability to successfully raise additional capital;

·             changes in our earnings estimates or expectations as to our future financial performance, as well as financial estimates by securities analysts and investors, and our ability to meet or exceed those estimates or expectations;

·             the contents of published reports about us or our industry or the failure of securities analysts to cover our securities after this offering;

·             changes in market valuations of similar companies;

·             strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;

·             additions or departures of key management personnel;

·             actions by institutional and other security holders;  and

·             general economic, market and political conditions.

The stock markets in general have recently experienced, and may continue to experience, significant volatility that have sometimes been, and may in the future be, unrelated or disproportionate to the operating performance of particular companies. For example, we believe that the recent declines in mortgage and other credit markets, and the deteriorating conditions in the residential real estate market (and the extensive media coverage thereon), have caused significant stock market volatility. These broad market fluctuations may cause the trading price of our Common Stock to fluctuate widely or decline.

There is a limited trading market for our securities.

Our Common Stock is publicly traded under the symbol “CFED.OB” on the FINRA Over-The-Counter Bulletin Board, a NASDAQ operated electronic inter-dealer quotation medium for equity securities. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Risks associated with the Merger.

There are risks associated with becoming a public company through a “public shell company” or “alternative public offering.” For example, security analysts of major brokerage firms may not provide coverage of the Company following the Offering since there is little to no incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary public offerings on behalf of the Company in the future. The Company and its counsel have conducted due diligence on French Peak customary and appropriate for the Merger transaction contemplated in the Memorandum.  However, the due diligence process may not have revealed all material liabilities of French Peak currently existing or which may be asserted in the future against the Company relating to French Peak’s pre-Merger activities.  Any such liabilities will survive the Merger and if material could harm the Company’s revenues, business, prospects, financial condition and results of operations.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you may disagree.

Upon the closing of this offering, H. Matthew Chambers, our Chief Executive Officer and Chairman, will beneficially own a total of approximately 10.5% of our outstanding shares of Common Stock and our officers and directors as a group will beneficially own a total of approximately 25.6% of our outstanding shares of Common Stock. As a result, Mr. Chambers together with our other officers and directors will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that the transaction is in their own best interests. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our security holders.

The securities laws may restrict transferability of the securities sold.

 Neither shares of Common Stock nor the underlying shares of common stock have been registered under the Securities Act or registered or qualified under any state or foreign securities laws. Such securities are being issued based upon the Company’s reliance upon an exemption from registration under the Securities Act for an offer and sale of securities that does not involve a public offering. Unless such securities are so registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or foreign securities laws. Investors subscribing for Shares will first be required to make representations and covenants concerning these transfer restrictions which are necessary to satisfy the requirements of the exemption from registration being relied upon by the Company for the issuance of shares of Common Stock.  The certificates representing shares of the common stock will bear a legend indicating that they are so restricted.

Although the Company is undertaking to file a registration statement with the SEC covering the resale of the shares of Common Stock, the Company cannot assure Investors that the SEC will declare the registration statement effective or that, once effective, that the Company will be able to maintain its effectiveness. If there is not an effective registration statement at the time that an Investor desires to liquidate his investment in the Company, such Investor will be substantially restricted in the manner that he may do so. In such event, the Investor will only be able to resell his securities through an exemption from federal and state registration or qualification requirements. There can be no assurance that an exemption will be available when an Investor desires to liquidate. Accordingly, purchasers of the securities must be prepared to bear the economic risks of investment for an indefinite period of time since the securities cannot be resold unless they are subsequently registered or an exemption from resale is available.

Applicable SEC rules governing the trading of “Penny Stocks” may limit the trading and liquidity of our Common Stock, which may affect the trading price of our Common Stock.

Shares of our Common Stock may be considered a “penny stock” and be subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded and regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Investors may experience in attempting to liquidate such securities.

Our management has broad discretion in the use of the net proceeds from the Merger and PIPE and may not use them effectively.

As of the date of this Report, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from the Merger and PIPE. Our management will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Anti-takeover provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.

Our certificate of incorporation and our bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our security holders, or otherwise adversely affect the price of our Common Stock and your rights as a stockholder. For example, our certificate of incorporation and bylaws will (1) permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board, (2) stagger the terms of our board of directors into three classes and (3) impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholders’ meetings. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our Common Stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. We will also be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

You must make an independent investment analysis.

No independent legal, accounting or business advisors have been appointed to represent the interests of prospective investors.  Neither the Company nor any of its officers, directors, employees or agents makes any representation or expresses any opinion with respect to the merits of an investment in shares of Common Stock, including, and without limitation, the Company’s proposed value or the value of shares of Common Stock.  Each prospective investor is therefore encouraged to engage independent accountants, appraisers, attorneys and other advisors to (i) conduct due diligence review as the prospective investor may deem necessary and advisable, and (ii) provide advice with respect to the merits of an investment in shares of Common Stock offered hereby and applicable risk factors as a prospective investor may deem necessary and advisable to rely upon.  The Company will fully cooperate with any prospective investor who desires to conduct an independent analysis, so long as it determines, in its sole discretion, that cooperation is not unduly burdensome.  Each prospective investor acknowledges that he, she or it has been informed and understands that neither French Peak’s nor the Company’s legal counsel has “expertised” any portion of this Memorandum.

ITEM 4.            USE OF PROCEEDS.

        We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders.  We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $31,587.89.

ITEM 5.            DETERMINATION OF OFFERING PRICE.

We are not selling any of the common stock that we are registering. The common stock will be sold by the selling stockholders listed in this prospectus. The selling stockholders may sell the common stock at the market price as of the date of sale or a price negotiated in a private sale. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “CFED.”

ITEM 6.            DILUTION.

The information in this section is not required because there is not substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years and we were subject to the reporting requirements of section 13(a) and 15(d) of the Exchange Act immediately prior to filing the registration statement.

ITEM 7.            SELLING SECURITY HOLDERS.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the common shares, as of March 30, 2008.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of 1,050,000 shares of Company Common Stock purchased by the Investors as set forth in the Securities Purchase Agreement dated February 12, 2009.

Name(1)	Shares Beneficially Owned Prior To Offering	Shares to be Offered	Amount Beneficially Owned After Offering(2)	Percent Beneficially Owned After Offering
Francois-Xavier Terny 315 East 72nd Street, Apt. 15H New York, New York 10021	66,666	66,666	0	0%

Dr. William Wolkstein c/o Sharp Capital 800 Third Ave, 27th Floor New York, New York 10022	100,000	100,000	0	0%

Frank Basile c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	300,000	300,000	0	0%

Marc Wexler c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	50,000	50,000	0	0%

Saverio Pugliese c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	50,000	50,000	0	0%

Joe Maurillo c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	60,011	60,011	0	0%

Gerard Dente c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	123,323	123,323	0	0%

Lawrence Rudolph c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	200,000	200,000	0	0%

Samir Bader c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	20,000	20,000	0	0%

Andy Kamel c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	40,000	40,000	0	0%

Laurence Torsiello c/o Sharp Capital 800 Third Ave., 27th Floor New York, New York 10022	40,000	40,000	0	0%

**	None of the selling shareholders are broker-dealers or affiliates of broker-dealers.

1.      Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
2.      Assumes the sale of all shares covered hereby.

Under the terms of the Registration Rights Agreement entered into as part of the Securities Purchase Agreement, we were obligated to file this registration statement within 45 days of the closing of the placement.  In the event this registration statement is not filed timely, we are obligated to make payments of an amount in cash or shares of common stock, or a combination thereof to each of the investors in the Placement, as partial liquidated damages and not as a penalty, an amount equal to 1% of the aggregate unit purchase price paid by each Holder pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by such Holder.

The Registration Rights Agreement also provides that we pay all fees and expenses incident to the registration statement, other than brokerage commissions and underwriting discounts of the selling stockholders on the sale of their shares.

We do not have any arrangement with any broker-dealer for it to act as an underwriter for the sale of the shares included herein for any of the selling stockholders.  Each of the selling stockholders purchased or received the shares offered by it in this prospectus in the ordinary course of business, and at the time of purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person for the distribution of such shares.

ITEM  8.           PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling shares:

·        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
·        block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
·        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
·        an exchange distribution in accordance with the rules of the applicable exchange;
·        privately negotiated transactions;
·        settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
·        broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
·        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
·        a combination of any such methods of sale; or
·        any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

ITEM 9.            DESCRIPTION OF SECURITIES TO BE REGISTERED.

Shares of Common Stock

The shares of common stock being offered by the selling stockholders are those issued to the selling stockholders in connection with the private placement and as part of the financing transaction.  The private placement closed and resulted in the Company issuing 1,050,000 shares of common stock to the Investors.

We are registering a total of 1,050,000 shares of our common stock which is 100% of the shares of common stock sold pursuant to the financing.  Our common stock may not be modified other than by a vote of the shares outstanding.  We are not registering preferred stock.  The rights of this common stock will not be limited or qualified in any way by the rights of any other authorized class of securities.  Additionally, there is no provision of the registrant’s charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the registrant.

We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of the shares of common stock, and the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

ITEM 10.          INTERESTS OF NAMED EXPERTS AND COUNSEL.

(a) Experts

Included in the Prospectus constituting part of this Registration Statement are financial statements for fiscal 2007 and 2006, which have been audited by Barfield, Murphy, Shank & Smith PC, an independent registered public accounting firm, to the extent and for the periods set forth in their respective report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as an expert in accounting and auditing.  Barfield, Murphy, Shank & Smith PC has not been employed on a contingent basis nor shall Barfield, Murphy, Shank & Smith PC receive a direct or indirect substantial interest in connection with this offering.

(b) Legal Matters

Anslow + Jaclin, LLP, Manalapan, New Jersey passed upon the validity of the common stock being offered hereby.  Anslow & Jaclin, LLP has not been employed on a contingent basis nor shall Anslow & Jaclin, LLP receive a direct or indirect substantial interest in connection with this offering.

ITEM 11.          INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

Description of Business

Historical Development

We were incorporated in Louisiana in March 2003. Our principal executive offices are located at 2222 5th Avenue South, Birmingham, Alabama 35233.  French Peak Resources Inc., which has changed its name to Confederate Motors, Inc., is a publicly traded shell company incorporated in the State of Delaware in May of 2005, with its common stock quoted on the FINRA OTC Bulletin Board under the symbol CFED.  French Peak has changed its name to Confederate Motors, Inc. and adopted the Company’s 2008 Incentive Plan as attached hereto as Exhibit 10.1.

Industry Overview

The High Performance Street Motorcycle Industry is a niche market targeting the ultra-high net worth individuals (UHNWIs), defined as those who reside in households with a net worth or wealth of $30 million or more. Globally this market comprised approximately 95,000 households in 2006 and approximately 38,400 in North America as reported in the 11th Annual World Wealth Report from Merrill Lynch/Capgemini. The market size is comprised of over 4,500 individual motorcycle enthusiasts throughout the continental US, Western Europe and Middle East with a net worth in excess of $30 million in liquid assets.

The world custom motorcycle market is highly competitive.  Our principal competitors are West Coast Choppers, Bourget, and, to a more limited extent, Harley-Davidson of the United States and three European manufacturers (Ducati, Triumph and BMW).  Additional competitors, including Big Dog and Big Bear Choppers, also produce custom motorcycles that compete with ours. Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share than us.  Certain of our competitors may also have shorter product development cycles and may be able to bring new products to market more quickly than we can.

In the past, the motorcycle industry has been subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors. The factors underlying such changes in demand are beyond our control, and demand for our products may be adversely affected by a sustained economic downturn, which could have a further negative impact on our business, prospects, result of operations or financial condition.

Our Motorcycle Business

We are an uncompromising motorcycle design and craft enterprise. We trace our brand history to 1991. We produce two distinct model lines, which are unique, technically and aesthetically.  Each offers value to our intended client in a different manner.  A third model was recently launched in October 2008. The vehicle line includes a hot rod roadster, a hot rod street fighter and a hot rod speedster.  Our products are sold in the US, Western Europe and the Middle East.  Our manufacturing operations are based in Birmingham, AL, consisting primarily of motorcycle assembly.  Vertical integration is very limited, resulting in a relatively low fixed cost structure.  All motorcycles are designed and manufactured by hand at our home office located at 2222 5th Avenue South, Birmingham, Alabama, 35222 under the direction of CEO and founder H. Matthew Chambers.

Our Motorcycle Lines

It was the foundational cornerstone of the Confederate brand that the vehicle line illuminate and inform the heritage of the American hot rod motorcycle tradition.  The original Hellcat was inspired by the post WWII fighter pilot who, upon return from his service to our country, promptly bought an American V-Twin motorcycle, stripped it to its barest essentials and souped up the motor to the farthest extent possible without compromising reliability.  This formula, along with Bauhaus influenced minimalist avant-guard holistic American true to concept design DNA has consistently been applied to our vehicle line extension. The big displacement V-Twin American street motorcycle market is traditionally segmented into three categories as follows: cruisers, custom and touring.  In furtherance of our American design initiative, we have sought to redefine the segmentation of American street machines.  We categorize our overall vehicle line as roadburners. This term is used to define ultimate street motorcycling.  We believe the Confederate roadburner offers the following:  the most explosive low end power (torque) to weight ratio of any vehicle on the planet; the most full-blooded, sensory overloaded, accurate, precise, voluminous, integrative feedback of information; the most overbuilt robust chassis crafted to withstand many lifecycles of the most grueling hard core use; a primal connection between our client and his machine that is self enriching in a timeless priceless manner; maximum solidity and stability (the machines feel like they are carved from solid granite) and absolute minimum overall weight, packaged as low and forward as possible with the lightest unsprung weight possible.

Hellcat Combat

The Hellcat Combat is presented as a limited edition variant of the second and final generation of the Hellcat series.  Combat is a co-branding term that illustrates a higher performance edition of the model so defined. The Combat features a design specific hand ported and polished head design, special camshaft grind, returned intake system, which harmoniously result in a 12% gain in rear wheel horsepower and a 4% increase in rear wheel torque.

Wraith

Conceived as a counterpoint to the golden era of the 1930’s, which inspired beginning design work on the Hellcat, we chose the pre-16 era of motoring and the courageous free spirited nature of the board track racer as our inspirational starting point. The Wraith is the first production motorcycle to utilize a chassis design specified for manufacture from structural carbon fiber.

Fighter

The Fighter was the featured item in the Neiman-Marcus Christmas fantasy gift catalogue. The Fighter features a thin wall 5-inch outer diameter titanium chassis, our triple load path modular architecture, and a new echo of negative spatial aesthetics through the industry’s largest diameter mating surface architecture and bearing diameter scale in history.

Motorcycle Lines in Development

Rake

A fourth model line, the Rake, will launch as a slightly more conventional scalable line in October 2009.

Renovatio

We believe Renovatio will reinforce our body of work as true to concept fierce American avant guard minimal purity. Conceived by the leader of our conceptual design team, Ed Jacobs, the motorcycle is at once primitive, bohemian, and yet highly technical.

Other Business Operations

Motorcycle Related Product Offerings

As a contextual component of our factory technical service structure, we offer a select variety of wearing apparel and other related retail products displaying the Confederate name.  This has the effect of providing enjoyment for our customers and displaying our name in the current market.

Our Business Strategy

Strengthen our position in our core market

We intend to maintain and strengthen our niche position in our target market.  To this end we will continue to evolve our new modular, robust light-weight chassis architecture presently deployed on the Wraith and soon to be released Fighter.  We continuously seek to strengthen our position in our core market by upgrading our motorcycle lines with evolutionary technical and design innovations.

In particular, we have made the following innovations to our motorcycles in the recent past:

·        We have lowered total mass by 20%
·        We have increased structural torsion and bend rigidity by 25%
·        We have shifted mass forward in the chassis by 10%
·        We have introduced engine counter-balance shafts that remove the unpleasant vibration and allow just the right amount of pulsation to remain
·        We have introduced lighter unsprung weight in the form of lighter carbon fiber wheel technology; lighter aluminum/ceramic matrix disc brake technology and carbon fiber suspension technology.

Expand our product offering

We will continue to develop and introduce new products to appeal to the changing needs of our target client and to bring new clients to the Confederate brand.  We believe we can expand our traditional market niche by combining hot rod street credibility, avant-guard American design and world leading hand craftsmanship.  We believe the Wraith and Fighter are profound examples of timeless iconic design.  Each is capable of creating initial shock and awe.  Further in, each is imminently alluring as the minimalist purity of the organic creative solutions avail themselves.  We believe that a modular version of each crafted in aluminum with standard Hellcat derived front suspension as a simple roadster and speedster will be a direct bullseye for our target audience on or before 2010.  We believe that the aesthetics of our fresh architecture simplified to a slightly more conventional level marketed four and 1/2 years after the launch of the Wraith and Fighter respectively, will both solidify and grow our present target audience and open our Confederate brand to the more than 9.5 million people in the world with a net worth greater than $1 million.

Strengthen our Distribution Network

                We believe our US sales deployment strategy will create the most proximate relationship between our target client and our Confederate team.  A direct line from our CEO, the factory technical team, the factory parts specialist and the factory sales group with our target client facilitates the most straight forward communication.  We believe this honest communication is at the very core of our authenticity.

We plan to open a small servicing center, retail environment, and design boutique in Los Angeles this winter.  This facility will serve as a template for expansion as demand for our motorcycles increases.  This location will serve as our West Coast warehouse for media and film public relations product placement facilitation.

We have also entered into an agreement with Confederate Motors Middle East to open a retail center in Dubai the largest city in the United Arab Emirates.  This center opened on October 22, 2008 and extended our distribution to UHNWIs in the Middle East.

Strengthen Our Global Brand

                Since our founding, we have undertaken a coordinated consistent marketing effort to inform the public of the traditional strengths of the Confederate brand and to increase the visibility of the Confederate brand.  During the month of October we launched our most significant media campaign in our history.  First, on October 6, the Fighter was presented in the Neiman-Marcus Christmas fantasy gift catalogue and displayed in Houston.  Two weeks later, a similar event was hosted in New York.  Simultaneously, Wraith road test coverage which had been deliberately delayed appeared in the trades.  Our new man-in-revolt web and print media campaign will launch in 2009.  Moto CG, our garage accoutrement and concierge service will launch in 2009.  Our man-in-revolt apparel line will launch in 2009.  Our Confederate Dubai distribution center launched on October 22, 2008.  We appeared on the Today Show.  We will launch the Wraith Combat in Fall 2009.  We will launch the Hellcat Black Flag in Summer 2009.  We released the Fighter to the media on October 6.

               For calendar year 2010, we will launch the Tough Romantics campaign to showcase a new simplified version of the Wraith and Fighter as our unique vision of the perfected American roadster and speedster.

In 2011, we will launch the Establishment RIP campaign, showcasing Renovatio.

We believe thorough execution of these three campaigns will strengthen the brand recognition and customer loyalty that we currently enjoy.

Expand our Motorcycle Related Product Offerings

               As a contextual component of our factory technical service structure, we believe we can best build client loyalty with our target niche through the offering of select very high-end garage accoutrement.  We will offer tool chests and tooling, wall art and poster artifacts, signage, motorcycle display stands, workstands, flooring, lighting, furnishings, refrigeration, high fidelity video and garage door technology.  This will have the effect of establishing an inner motoring sanctuary for our client as well as providing a built-in service center where we can train and instruct our client concerning his motorcycle while maintaining his motorcycle in the most convenient location for him.

Increase our Production Efficiency

Our benchmark is Stradivari. The trained ear can detect his craftsmanship. Unfortunately, his structural craft approach died with him. Our challenge is to uncompromisingly invest in the structure, systems, tooling, technology, training, plant, engagement, inspiration and faith to create the ultimate qualitative approach with consistency to assure that continuous maximum improvement is cultivated and nurtured. We must assure that each individual allowed to be team member shall fully engage and be thoroughly inspired. Intense and focused thought must be elicited from each team member to assure each and every machine is the best it can possibly be. Only a 100 point machine is acceptable. Only the very finest craft person with the deepest of shared brand commitment shall be allowed on our team.

We shall pursue long-term strategic alliances with our vendor base of suppliers, seeking to develop a co-conspiratorial depth of brand commitment equal to that of our direct team member base.

We shall rally to the simple shared goal of designing and crafting the finest motorcycles the world has ever known.

Develop our Internet Business

As our current and only web presence, confederate.com encompasses a wealth of information on our brand and products. Activity on our website has increased from approximately 14,000 unique visitors per month in 2005 to approximately 33,000 per month in 2008.  For 2007, we received 321,083 referrals to our site of which 92.46% were unique or new visits according to Google Analytics.  These statistics show a marked increase in traffic and point to an improvement in quality and relevance of referrals to our site.  Going forward our plan is to spread and better organize and classify information about our products and brand by separating information across a total of three web presences, in order to pull in more web traffic and widen our sales demographic. The goal of this diversification is not just intended to increase motorcycle sales but specifically to create an entirely new revenue stream in apparel, parts, and accessories sales.

                We anticipate that confederate.com will be a more streamlined and informative site where the motorcycle consumer will be able to review specs, details, and product photos. This site will essentially serve as a “nuts and bolts” information source on Confederate motorcycles.

We intend motocg.com will serve as the sales arm for motorcycle transactions and pre-sale support as well as the following new ecommerce sales lines:

·        high end apparel, including- t-shirt, riding shirt, leather jacket, jeans, belts, hats

·        men’s accessories, including- hand made leather journal, tool kit, pens, luxury timepieces

·        motorcycle parts and riding accessories, including- helmets, boots, gloves

·        Garage accoutrement, including motoring art, flooring, tool chest, tooling, singage, motoring displays, beverage refrigeration, lighting, seating, bedding, etc.

Our third domain maninrevolt.com will be home to all creative content including feature editorials, video and multimedia, music, and user submitted content.

               All three sites will send traffic to and from each other, increasing our overall web traffic at least three-fold.  It grants the customer the opportunity to investigate our company and products to the extent and depth they choose to, as opposed to presenting it all in a single and perhaps too dauntingly large site.  Specifically, the distinction between confederate.com and motocg.com is that CONFEDERATE (in the public’s perception) becomes the dedicated MANUFACTURER, while MOTOCG is strictly sales and ecommerce component.  This opens the potential product pool up to a myriad of future directions which we will strategically transition into the ultimate online luxury personal shopper for men – by selling only the finest hand selected, tasteful products for the most discerning male consumer.

Motorcycle Related Products

Simultaneous with our ’09 man-in-revolt spring campaign, we will launch the limited production man-in-revolt t-shirt. We are presently in negotiation sourcing an ‘09 man-in-revolt motorcycle leather jacket.  For 2010, the Tough Romantics campaign launch will include additional apparel items.  MotoCG, our garage accoutrement concept, will offer a full sanctuary design service for our target audience.  The service is scheduled for the Establishment RIP campaign launch in October 2011. See – “Expand our Motorcycle Related Product Offerings”.

After Sales Support and Service

               Our structural factory direct to client maintenance and service model is scheduled for deployment simultaneously with the launch of our establishment RIP campaign in 2011.

Product Research and Development

Research

               We believe the fundamentals of contextual strategic Confederate conceptual vehicle design DNA is thoroughly known to the brain trust of our team.  The architecture of each future model going into the foreseeable future is well established. Refinement of aesthetics, dynamics, modularity, manufacturability, craft quality, validation, scalability, and repeatability remain for exploitation through a thoroughly executed developmental process. We believe that we can continue successful product development by leveraging an experienced engineering team. Our research and development expenditures (capitalized and expensed) were $161,052 in 2007 a decrease of 34.4% over 2006.  We have expended approximately $633,572 in research since our inception.

Development

We believe C3 Hellcat and Rake development converge on Wraith-Fighter production in a synergistic holistic manner with the goal of 4 very unique non-cannibalizing vehicle line products which each appeal to our target audience in an entirely individualistic manner.  In early 2011, each line will be modular.  Each line will utilize the same powertrain, the same triple load path architecture and the same core mounting geometry.  Confederate design development utilizes the most current computer aided design (CAD), computer driven milling machines (CAM) and rapid prototyping technology.  We believe we are lean and thrifty in the manner in which we execute against our design strategy.

In conclusion, we believe we have completed research for our American motorcycle design renaissance, concluding with Renovatio.  Developmental and validation work is ongoing.  We believe Hellcat, Wraith and Fighter architecture are timeless for the ages works that shall remain unchanged save maximized evolutionary refinement and higher volume new model proliferation through the Rake roadster/cafй/speedster range.

Distribution

We believe the acutely targeted nature of our market niche is best supported through a strategic distribution channel which is as proximate to our brand as possible.  The deepest understanding of our family of clients is sought through maximization of contact.

We operate a nuanced web environment which is the foundation of our distribution effort.  For the North American market, sales are directed to our sales staff at our factory.  Our Los Angeles CM experience, design and public relations center will open in 2009. Our New York CM experience, design and public relations center will open in 2010. These Confederate stores will be positioned to best illuminate and inform the vision and values of the Confederate brand, its conviction and authenticity through thoroughly considered experiential environmental design.  Direct owner’s garage maintenance and service will be deployed from these branches as well as the factory base of operations.  An aggressive public relations effort aimed at our target client in these two key early-adoptive markets will be deployed.  Maninrevolt.com will launch and be deployed as one of the leading men’s luxury lifestyle and fashion retail websites.  Execution of a thorough long-term strategy for integral partnership with all forms of the film and television industry will be deployed.  A quarterly direct and email campaign will inform and illuminate our brand evolution to our family of clients.  A special online owner’s web based information center will be coherently orchestrated to best bond a long-term relationship with our family of clients.

Similarly, we believe this concept of strategic brand centric distribution will best serve our acutely targeted family of clients and future clients in the all important European and Middle Eastern marketplace.  These two independent distribution agents will operate from their respective home bases in Milan and Dubai.  The garage accoutrement/synergistic home based service model will be adopted.  Concept store design and apparel sales will be consistent with the North American LA/NYC model.  Web design and navigation will be coordinated for world-wide client friendly culturally diverse access. See –“Strengthen our Distribution Network”.

Marketing Activities

Brand Development

We believe the Confederate motorcycle brand is perceived to be one of the most authentic in the motoring industry.  This belief is predicated upon the absolute consistency of the brand message since its launch in the December issue of Motorcyclist Magazine in 1993.  The brand exists to communicate a cerebral and spiritual rebel initiative inspired by fierce American pure objective individuality through the creation of uncompromised handcrafted motoring works of art.  From the outset, we have challenged the establishmentarian view of what honest new world American industrial and mechanical design can be.  We shall continue along this chosen path.

Over the past 5 years, we have developed a new corporate identity and standardized our corporate logo, lettering and promotional and marketing materials worldwide. At its foundation, our CM circular identity communicates the influence upon us of the art nouveau movement convergent with the Bauhaus school.  Our David breaking out of his box illuminates and informs man’s universal struggle to discover the who, what and why of his individual existence.

Our 2009 Man in Revolt campaign will formally launch our new logo system representative of the Man in Revolt.  Because within all of us, the Goliath competes with David, the Caravaggio image of his own head held by David representing the collectivist beast will feature as well.  This will echo our rebellious spirit, flawed nature and our desire to communicate through exceptional motoring works of art.  The campaign fluently informs our long-term consistent brand mantra, the art of rebellion. The third distinct production example of our contextual strategic design, the ti-Fighter, will be the new product which is formally being launched as the centerpiece of the annual campaign.  The Fighter solidly grounds the authenticity of our brand.  It is entirely unique and distinctive from our other model offerings.  Yet, it is transparently from the same brand family.  The Fighter is minimalist, pure, fiercely American avant guard and is clearly influenced by the Bauhaus school.  The new machine obviously is technically brilliant yet is harmoniously balanced with the primitive.  The Fighter communicates conceptual truth and honesty.  It is very impactful.  The Fighter builds on our already substantial design legacy. We believe that critical journalists and the design community worldwide, upon first experiencing the ti-Fighter, will instinctively know such a motorcycle could only come from the brand which gave the world the C1 and C2 Hellcat and the B120 Wraith.  This is the hallmark of great contextual strategic design.

Our 2009 campaign began with the Fighter presentation in the Neiman Marcus Christmas gift guide.  The starting line is October 6. Scheduling for Wraith road testing to appear in the June/July trades in late March is booked. The Fighter is likewise scheduled for Christmas release in numerous lifestyle and luxury journals. On October 22, we opened our first Confederate experience center in Dubai. In the spring/summer of 2009 we will open experience centers in Los Angeles and Milan. Wraith Combat trade coverage is scheduled for April to launch in July trades appearing on newsstands in late May. First ti-Fighter road testing is scheduled for April 2009. Throughout our 2009 campaign we will aggressively pursue film and television coverage in the Los Angeles area from the vantage point of our West Coast Confederate location.  This effort will be deployed with a PR fleet of 4 motorcycles on the West Coast.  The most sophisticated direct mail campaign in our history will initiate on or around November 15.  A short promo piece and a nuanced catalogue documenting our brand and our offerings have been in the design phase for over six months. The campaign will target the 20,000 inquiries we presently have in our database as well as the 1,500+ visits per day we average on our website.

A new position, director of provenance, will be appointed within the next few months.  This new team member will be charged with building a documented recorded memorialized storyline around each machine we build, its new owner, and the position of our enterprise at the time of the creation of the new machine.  This new team member will also be responsible for mining the storied history of our enterprise effort for posterity.

In 2010 we will launch the Tough Romantics campaign, the C3 Hellcat and the Rake Bobber.  These modular motorcycles are simple, scalable, slightly more conventional versions of our Wraith and our Fighter.

In 2011 we will launch the Establishment RIP campaign, with the production Renovatio.

We believe that moving into calendar year 2012, our brand will possess iconic contextual strategic design across a broad fresh line, solid perceived brand authenticity and substantial pricing power.  We believe these facts will translate into substantial growth, margins and profitability.

Media

As we enjoy widespread media attention through our product design and innovations, we do not invest substantially in paid advertising. We believe that our motorcycles are aspirational products that create a significant demand “pull”. The primary source of publicity comes from articles written about Confederate in a broad range of motorcycle publications and the luxury goods press. Articles and broadcast segments featuring Confederate have appeared in Forbes, The New York Times, Fast Company, The Robb Report, The Men’s Journal, DuPont Registry, GQ, Maxim, Popular Science, I.D. (which deemed the Wraith the “Worlds Sexiest Motorcycle”) and have recently been featured in the TNT Network’s series “Lucky Chance”. In addition, Confederate enthusiasts, including Hollywood celebrities, music stars and international athletes, add to the overall brand equity and exposure.

Production

Confederate manufacturing specifications are not vertically integrated. Enterprise fixed cost per production unit is low.  Internal manufacturing capacity is focused on use of current high technology solutions to facilitate creation of efficient designs for thrifty and accurate communication to our co-conspiratorial vendor network of outside manufacturers.  Our strategic goal is to integrate a limited manufacturing operation with an evolved proximate co-conspiratorial high value-added network of suppliers.  We believe simple, thrifty, increased production efficiency will be the result of our effort.

Assembly Operations

Our production facilities are located in Downtown Birmingham, Alabama. 8,000 square feet are presently being utilized.  Proximate to our facilities numerous low cost manufacturing space is available for future expansion. Last year, approximately 73% of total costs of goods sold (excluding depreciation) were for parts and components.  Approximately 15% were for labor costs.  Our motorcycle production is fundamentally an assembly and testing process.  As a part of the production process, each finished motorcycle is subjected to rigorous quality checks, including static and dynamic testing.

We are continuously considering the core disciplines and fundamentals which organically create structurally great craftsmanship. We use a simple preference system deployable at the moment in which each necessary part and component has undergone a thorough uncompromising quality test and is staged for final assembly of a pre-sold motorcycle. A democratically determined autocratically enforced evolving codified craft sequence is deployed. All objective build data is electronically and paper filed. A subjective rigorous post build real world physical test of each motorcycle is performed and recorded. When the motorcycle is 100% validated it is prepared for shipment to its new owner.

In early 2008 we implemented an ambitious initiative to improve our ability to more exactingly control inventory sequencing. We have introduced a production software system that allows us to monitor the flow of all production-related information from initial order to final motorcycle delivery. This system helps to optimize warehouse inventory volume levels and facilitates the generation of orders for purchasing materials and components.

Future production of the Fighter, Wraith, Rake and Hellcat are strategically planned to maintain efficiency at relatively low volumes. This is because the new vehicle line will share common components across the line. To further simplify future production and reduce costs, we plan to deploy a platform approach to production. Under the platform approach, a motorcycle is divided into a discrete number of key components (platforms) that are in turn made up of sub-components. Key suppliers are made responsible for the platform and managing suppliers thereof. We believe this will improve our ability to negotiate competitive prices and improve quality.

Supplies and Suppliers

We require a wide variety of parts, components, and tools to manufacture our motorcycles. We currently source our parts and components from a broad range of suppliers. Our top 5 parts and components suppliers accounted for approximately 60% of our parts and procurement spending in the 2nd quarter of 2008. Our largest suppliers include: Jim’s (engines); R&R (engines); Blackstone Tek (carbon fiber); Weco (machining); Metmachex (swingarm); Addison Machine (frame) and ISR (brakes).

The majority of our key suppliers have worked with us for over 3 years. Our typical contract relationship is through rolling purchase orders with 90-day change, escape provisions. We contract with our vendors on a non-exclusive basis, allowing us to replace vendors at any time.

Motorcycle raw materials and components are available from a variety of sources.  Our policy has been to identify at least two sources of supply for each component so that we may switch promptly to the alternative supplier should the need arise.

Competition

The world custom motorcycle market is highly competitive.  Our principal competitors are custom bike manufacturers, and, to a more limited extent, Harley-Davidson of the United States and three European manufacturers (Ducati, Triumph and BMW). Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share than us. Certain of our competitors may also have shorter product development cycles and may be able to bring new products to market more quickly than we can.

Insurance

The nature of our retail business exposes us to a low degree of risk of liability. Of primary concern are product and design flaws which may expose us to claims by customers or third parties for product liability, personal injury or property damage. We manage our exposure through a combination of qualified self-insurance and risk transfer to insurance companies.

Government Regulation

None

Seasonality

The high performance street motorcycle industry is not generally subject to the normal ebbs and flows associated with general commerce.  There is a slight increase in sales corresponding to the end of the year holiday season.

Facilities

We lease our headquarters and manufacturing facility in Birmingham, Alabama under a lease ending 12/31/2008. Our Birmingham facility consists of about 8,000 rentable square feet. We do not own any real estate. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available for lease to meet our future needs.

Employees

At September 30, 2008, we had a total of 14 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Legal Proceedings

We are not a party to any material pending legal proceedings. From time to time, we have been involved in various legal proceedings in the ordinary course of business. We do not believe that any settlement or judgment regarding current or potential future legal proceedings will have a material effect on our financial position.

Trademarks

Other than the common law trademark names “Confederate Motor Company, Inc. and Confederate Motors, Inc.” we do not have any registered trademarks (see also Risk Factors). As necessary in the normal course of business we may apply for trademarks.  We own the internet domain names of “confederate.com,” “motocg.com,” and “maninrevolt.com.”

DESCRIPTION OF PROPERTY

We are located at 2222 5th Avenue South, Birmingham, Alabama 35233.

LEGAL PROCEEDINGS

There is no pending litigation against us.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY

MARKET FOR OUR COMMON STOCK

Public Market for Common Stock

Our common stock has been quoted on the OTC Bulletin Board under the symbol CFED.OB.  In December 2008, the symbol changed from FPKR to CFED pursuant to a name change and reverse split.  The stock does not trade but is listed on the bulletin board.  Our Common Stock may remain at or near its ask price and at any given time the trading volume may be relatively small or non-existent. There can be no assurance that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained. If such a market is developed, we cannot assure you what the market price of our Common Stock will be in the future. You are encouraged to obtain current market quotations for our Common Stock and to review carefully the other information contained in this Report or incorporated by reference into this Report. We have never declared or paid cash dividends on our capital stock, and do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience  and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders

As of March 30, 2009, 11,050,000 shares of common stock are issued and outstanding.  There are approximately 40 shareholders of our common stock and each shareholder of our common stock is entitled to one vote for each share on all matters submitted to a stockholder vote.

Holders of common stock do not have cumulative voting rights.

Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, we are authorized, without shareholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

DESCRIPTION OF SECURITIES

As of March 30, 2009, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.  As of March 30, 2009, an aggregate of 11,050,000 shares of Common Stock were outstanding.  There are no shares of preferred stock outstanding.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at times and in amounts as our board of directors may determine.  Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders.  Cumulative voting is not provided for in our articles of incorporation or any amendments thereto, which means that the majority of the shares voted can elect all of the directors then standing for election.  The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption.  Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock.  There are no sinking fund provisions applicable to the Common Stock.  The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon conversion of the Warrants will be, fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions in our amended articles of incorporation, to issue 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders.  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by the stockholders.  The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including voting rights, of the holders of Common Stock.  In some circumstances, this issuance could have the effect of decreasing the market price of the Common Stock. Prior to Closing, there was one share of preferred stock outstanding; however, that share of preferred stock was cancelled pursuant to the terms of the Share Exchange Agreement.  We currently have no plans to issue any shares of preferred stock.

Transfer Agent and Registrar

American Registrar and Transfer is currently the transfer agent and registrar for our Common Stock.  Its address is 342 East 900 South, Salt Lake City, Utah 84111.  Its phone number is (801) 363-9065.

Dividend Policy

Any future determination as to the declaration and payment of dividends on shares of our Common Stock will be made at the discretion of our board of directors out of funds legally available for such purpose.  We are under no contractual obligations or restrictions to declare or pay dividends on our shares of Common Stock.  In addition, we currently have no plans to pay such dividends.  Our board of directors currently intends to retain all earnings for use in the business for the foreseeable future.  See “Risk Factors.”

CONFEDERATE MOTOR COMPANY, INC.

Financial Statements

CONFEDERATE MOTOR COMPANY, INC.
Condensed Balance Sheets
September 30, 2008 (Unaudited) and
December 31, 2007 (Audited)

	2008	2007
Assets

Current assets
Cash and cash equivalents	$194,964	$10,899
Employee Advances	20,000
Inventory	425,579	260,654
	640,543	271,553
Property and equipment, net	108,364	150,910

Other assets	37,666	21,000
	$786,573	$443,463
Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$103,846	$170,290
Accrued salaries	-	23,650
Convertible note	225,000	-
Deferred revenue	442,286	492,504
Warranty reserve	8,600	8,000
Other accrued expenses	48,090	67,540
Current portion of notes payable	44,648	45,580
Current portion of capital leases	22,027	21,400
	894,497	828,964
Notes payable, less current portion	175,679	211,131

Capital leases, less current portion	53,370	70,114

Stockholders’ deficit
Class C preferred stock, no par value, $17,500 liquidation
value, 50,000 shares authorized, 57.1430 shares issued
and outstanding	-	-
Class B common stock, no par value, 50,000 shares
authorized, no shares issued at December 31, 2007 and 2006	-	-
Class A common stock, no par value, 50,000 shares
authorized, 138.3681 and 132.6736 shares issued and
outstanding at September 30, 2008 and December 31, 2007, respectively	-	-
Additional paid-in capital	1,988,000	1,838,000
Stock subscriptions	-	(50,000)
Accumulated deficit	(2,324,673)	(2,454,746)
	(336,973)	(666,746)
	$786,573	$443,463

See notes to condensed financial statements.

CONFEDERATE MOTOR COMPANY, INC.
Condensed Statements of Operations
Nine-Month Periods ended September 30, 2008 and 2007
(Unaudited)

	2008	2007
Sales	$1,924,127	$1,301,734

Cost of goods sold	1,064,957	1,010,303

Gross profit	859,170	291,431

Operating expenses	755,685	739,097

Income (loss) from operations	103,485	(447,666)

Other income (expense)
Other income	47,896	11,000
Interest, net	(21,608)	(13,474)
	26,288	(2,474)

Net income (loss)	$129,773	$(450,140)

Net income (loss) per share	$674	$(2,367)

Average shares outstanding	192.6638	190.1463

See notes to condensed financial statements.

F-2

CONFEDERATE MOTOR COMPANY, INC.
Condensed Statements of Cash Flows
Nine-Month Periods ended September 30, 2008 and 2007
(Unaudited)

	2008	2007
Operating activities
Net income (loss)	$129,773	$(450,140)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	42,546	26,900
Amortization	8,334	-
Change in operating assets and liabilities
Employee advances	(20,000)	-
Inventory	(164,925)	(88,114)
Accounts payable	(66,444)	37,964
Accrued salaries	(23,650)	-
Other accrued expenses	(19,450)	(4,128)
Deferred revenue	(50,218)	189,723
Warranty reserve	600	(1,350)
Net cash used in operating activities	(163,434)	(289,145)

Investing activities
Purchases of property and equipment	-	(5,604)
Net cash used in investing activities	-	(5,604)

Financing activities
Proceeds from convertible note, net of issuance costs	200,000	-
Repayment of notes payable	(36,384)	(16,044)
Repayment of capital leases	(16,117)	(13,660)
Proceeds from issuance of stock	200,000	410,000
Redemptions of stock	-	(118,000)
Net cash provided by financing activities	347,499	262,296

Net increase (decrease) in cash and cash equivalents	184,065	(32,453)

Cash and cash equivalents at beginning of period	10,899	60,953

Cash and cash equivalents at end of period	$194,964	$28,500

See notes to condensed financial statements.

F-3

CONFEDERATE MOTOR COMPANY, INC.
Notes to Condensed Financial Statements
September 30, 2008 and 2007 (Unaudited) and
December 31, 2007 (Audited)

NOTE 1 - GENERAL

Presentation

The condensed balance sheet as of September 30, 2008 and the condensed statements of operations and cash flows for the nine-month periods ended September 30, 2008 and 2007 are unaudited.  They have been prepared on the same basis as the audited financial statements of Confederate Motor Company, Inc. (the “Company”) for the year ended December 31, 2007.  These statements reflect all adjustments of a normal, recurring nature, which, in the opinion of management, are necessary for fair presentation of the financial position, results of operations and cash flows for the interim periods.  Certain information and notes normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The results of operations for the nine-month periods ended September 30, 2008 and 2007 are not necessarily indicative of the operating results for the full year.

The condensed financial statements included in this Exhibit 99.1 of this Form 8-K should be read in conjunction with the audited financial statements of Confederate Motor Company, Inc. for the years ended December 31, 2007 and 2006 included in Exhibit 99.2 of this Form 8-K, as filed with the Securities and Exchange Commission.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  These estimates are based on information available as of the date of these financial statements.  Actual results could differ from those estimates.

Earnings per Share

Basic earnings per share were computed by dividing net income or loss by the average number of common and preferred shares outstanding during the year.

Deferred Revenue

The Company signed a distribution agreement in March 2008.  In connection with the agreement, the Company received an upfront fee of $300,000 for the exclusive rights to sell and distribute the Company’s motorcycles in the Middle East region.  The upfront fee, less the value of a product model provided in the exchange, is being recognized ratably into income over the life of the distribution agreement and is included in deferred revenue in the accompanying condensed balance sheets.  The related income is included in other income in the accompanying condensed statements of operations.

F-4

CONFEDERATE MOTOR COMPANY, INC.
Notes to Condensed Financial Statements
September 30, 2008 and 2007 (Unaudited) and
December 31, 2007 (Audited)
 (Continued)

NOTE 2 - CONVERTIBLE NOTE

In June 2008, the Company entered into an agreement whereby the Company may merge with a public company.  In connection with the agreement, the Company obtained a bridge loan in the form of an unsecured convertible promissory note totaling $225,000.  Principal and interest are due in January 2009.  If the merger is consummated, the holder of the note has the right, but not the obligation, to convert all of the then outstanding principal amount plus accrued but unpaid interest into common stock of the Company.  The conversion ratio is one share per $1.125 of principal and accrued interest at a fixed rate of 5% under the note.

See subsequent event at Note 5.

NOTE 3 - COMMON STOCK

During the first nine months of 2008, the Company sold additional Class A stock totaling $150,000.

NOTE 4 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Net cash used in operating activities reflects cash payments for interest of $23,406 and $25,463 for the nine-month periods ended September 30, 2008 and 2007, respectively.  During the nine-month period ended September 30, 2007, the Company purchased a vehicle totaling $36,628 through the assumption of a note payable and purchased computers and equipment totaling $108,804 through capital leases.

NOTE 5 - SUBSEQUENT EVENTS

In January 2009, the following conditions were satisfied under the merger agreement with French Peak Resources, Inc., a public company registered with the Securities and Exchange Commission; (i) the stockholders of the Company surrendered all of the issued and outstanding shares of the Company’s common stock, after giving effect to the conversion of all outstanding shares of the Company’s preferred stock, and received, in exchange, 8,895,000 shares of Acquisition Sub common Stock, (ii) all options and warrants to purchase shares of the Company’s common stock outstanding immediately prior to the merger, were replaced with corresponding new options or warrants to purchase shares of Acquisition Sub common stock; (iii) the pre-merger stockholders of French Peak Resources, Inc. retained 1,105,000 shares of Acquisition Sub common stock; and (iv) the Acquisition Sub merged with and into the Company with the Company surviving the merger.

Upon closing of the transaction, the holder of the Company’s unsecured convertible promissory note totaling $225,000 converted the outstanding principal and accrued interest into shares of common stock.

F-5

CONFEDERATE MOTOR COMPANY, INC.

Financial Statements

December 31, 2007 and 2006

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Confederate Motor Company, Inc.
Birmingham, Alabama

We have audited the accompanying balance sheets of Confederate Motor Company, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confederate Motor Company, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
October 15, 2008

CONFEDERATE MOTOR COMPANY, INC.
Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$10,899	$60,953
Inventory	260,654	109,062
	271,553	170,015
Property and equipment, net	150,910	38,907
Other assets	21,000	21,000
	$443,463	$229,922
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$170,290	$60,547
Accrued salaries	23,650	-
Deferred revenue	492,504	424,369
Warranty reserve	8,000	9,350
Other accrued expenses	67,540	15,679
Current portion of notes payable	45,580	20,350
Current portion of capital leases	21,400	-
	828,964	530,295
Notes payable, less current portion	211,131	126,860
Capital leases, less current portion	70,114	-

Stockholders’ deficit
Class C preferred stock, no par value, $17,500 liquidation
value, 50,000 shares authorized, 57.1430 shares issued
and outstanding	-	-
Class B common stock, no par value, 50,000 shares
authorized, no shares issued at December 31, 2007 and 2006	-	-
Class A common stock, no par value, 50,000 shares
authorized, 132.6736 and 133.3330 shares issued and
outstanding at December 31, 2007 and 2006, respectively	-	-
Additional paid-in capital	1,838,000	1,396,000
Stock subscriptions	(50,000)	-
Accumulated deficit	(2,454,746)	(1,823,233)
	(666,746)	(427,233)
	$443,463	$229,922

See notes to financial statements.

CONFEDERATE MOTOR COMPANY, INC.
Statements of Operations
Years ended December 31, 2007 and 2006

	2007	2006
Sales	$1,771,665	$890,207

Cost of goods sold	(1,391,452)	(737,522)

Gross profit	380,213	152,685

Operating expenses	998,049	852,760

Loss from operations	(617,836)	(700,075)

Other income (expense)
Other income	11,000	685
Interest, net	(24,677)	(14,182)
	(13,677)	(13,497)

Net loss	$(631,513)	$(713,572)

Loss per share	$(3,321)	$(3,746)

Average shares outstanding	190.1463	190.4760

See notes to financial statements.

CONFEDERATE MOTOR COMPANY, INC.
Statements of Stockholders’ Deficit
Years ended December 31, 2007 and 2006

	Preferred Stock Shares	Common Stock Shares	Additional Paid-In Capital	Stock Subscriptions	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2005	57.1430	133.3330	$1,396,000	$-	$(1,109,661)	$286,339

Net loss	-	-	-	-	(713,572)	(713,572)

Balance at December 31, 2006	57.1430	133.3330	1,396,000	-	(1,823,233)	(427,233)

Issuance of common stock	-	34.4656	560,000	(50,000)	-	510,000

Redemption of common stock	-	(35.1250)	(118,000)	-	-	(118,000)

Net loss	-	-	-	-	(631,513)	(631,513)

Balance at December 31, 2007	57.1430	132.6736	$1,838,000	$(50,000)	$(2,454,746)	$(666,746)

See notes to financial statements.

CONFEDERATE MOTOR COMPANY, INC.
Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Operating activities
Net loss	$(631,513)	$(713,572)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	39,033	16,271
Change in operating assets and liabilities
Inventory	(151,592)	(109,062)
Accounts payable	109,743	60,547
Accrued salaries	23,650	-
Other accrued expenses	51,861	15,679
Deferred revenue	168,135	84,269
Warranty reserve	(1,350)	9,350
Net cash used in operating activities	(392,033)	(636,518)

Investing activities
Purchases of property and equipment	(5,604)	(51,619)
Net cash used in investing activities	(5,604)	(51,619)

Financing activities
Proceeds from notes payable	-	25,000
Repayment of notes payable	(27,127)	(11,819)
Repayment of capital leases	(17,290)	-
Proceeds from issuance of stock	510,000	-
Redemptions of stock	(118,000)	-
Net cash provided by financing activities	347,583	13,181

Net decrease in cash and cash equivalents	(50,054)	(674,956)

Cash and cash equivalents at beginning of year	60,953	735,909

Cash and cash equivalents at end of year	$10,899	$60,953

See notes to financial statements.

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Confederate Motor Company, Inc. (the “Company”) was founded in 1991 and is one of the world’s leading manufacturers of handcrafted street motorcycles of superior design, structure, and quality.  The Company currently offers two models of motorcycles: the F131 Hellcat and the B120 Wraith.   The Company has been operational since February of 2003 and was formerly located in New Orleans, Louisiana.  The Company moved in December 2005 and is now headquartered in Birmingham, Alabama.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Management believes that the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.  The Company maintains cash depository accounts which at times, may exceed federally insured limits.  The risk is managed by maintaining all deposits in high quality financial institutions.  These amounts represent actual account balances held by the financial institution at the end of the period, and unlike the balance reported in the financial statements, the account balances do not reflect timing delays inherent in reconciling items such as outstanding checks and deposits in transit.

Inventory

Inventory is valued at the lower of cost, as determined by the first-in, first-out (FIFO) method, or market.

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing property and equipment.  Maintenance, repairs, and minor renovations are charged to expense as incurred.  Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective account and the resulting gain or loss is included in the results of operations.  The Company provides for depreciation of property and equipment using the straight-line method designed to amortize costs over the estimated useful lives or the term of the lease, as appropriate.  The estimated useful lives are as follows:  vehicles, 5 years; furniture and fixtures, 3 to 5 years; equipment, 3 to 5 years; and leasehold improvements, 2.5 years.

Revenue Recognition

Revenues from the sale of motorcycles and equipment are recognized when products are delivered or shipped.  Advance payments from customers are typically required and are shown as deferred revenue in the accompanying balance sheets.  The Company recognizes revenue from repair services in the same month the service is provided.

Income Taxes

The Company provides for income taxes currently due and for the expected future tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Advertising Costs

Advertising costs are expensed as incurred and are included in operating expenses in the accompanying statements of operations.  Advertising costs totaled $76,871 and $24,457 for the years ended December 31, 2007 and 2006, respectively.

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Research and Development Costs

Research and development costs are expensed as incurred and are included in operating expenses in the accompanying statements of operations.  Research and development costs totaled $161,052 and $245,521 for the years ended December 31, 2007 and 2006, respectively.

Shipping and Handling Costs

The Company records shipping and handling costs billed to the customer and shipping and handling expenses in cost of sales.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, property and equipment consisted of the following:

	2007	2006
Vehicles	$36,628	$-
Furniture and fixtures	11,734	11,734
Equipment	119,068	4,661
Leasehold improvements	39,886	39,886
	207,316	56,281
Less accumulated depreciation	56,406	17,374
	$150,910	$38,907

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 3 - NOTES PAYABLE

At December 31, notes payable consisted of the following:

	2007	2006
Government agency note payable due August 12, 2013,
prime plus 2.75% rate of interest (10.50% and 11.00% at
December 31, 2007 and 2006, respectively) , principal
and interest payable monthly, unsecured	$112,208	$124,687

Bank note payable due August 18, 2009, prime rate of interest with an 8.25% minimum rate (8.25% at December 31, 2007
and 2006), principal and interest payable monthly, secured by
all assets of the Company	14,656	22,523

Bank note payable due July 18, 2012, 7.95% fixed rate of
interest, principal and interest payable monthly, secured
by Company vehicle	34,097	-

Customer note payable due October 15, 2008, 7.00% fixed
rate of interest, principal and interest payable monthly,
unsecured	95,750	-
	256,711	147,210
	45,580	20,350
Less current portion	$211,131	126,860

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 3 - NOTES PAYABLE - Continued

At December 31, 2007, principal maturities of notes payable are as follows:

2008	$45,580
2009	45,410
2010	42,583
2011	46,145
2012	46,249
Thereafter	30,744
$256,711

NOTE 4 - CAPITAL LEASES

During the year ended December 31, 2007, the Company entered into several capital lease agreements to finance the purchase of computers and other equipment.  The capitalized cost and accumulated depreciation of the computers and equipment totaled $108,804 and $14,403, respectively at December 31, 2007.

At December 31, 2007, future minimum payments due under the capital lease agreements are as follows:

2008	$30,762
2009	29,193
2010	29,193
2011	19,449
2012	3,971
Future minimum lease payments	112,568
Less amount representing interest	21,054
Present value of minimum lease payments	91,514
Less current portion	21,400
Long-term capital leases	$70,114

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 5 - INCOME TAXES

The Company’s deferred tax assets are primarily related to net operating loss (NOL) carryforwards.  Realization of deferred tax assets associated with NOL carryforwards and reversal of other temporary differences is dependent upon generating sufficient taxable income prior to expiration of the NOL carryforwards.  The Company’s net operating loss carryforwards totaled approximately $2.3 million and $1.6 million at December 31, 2007 and 2006, respectively and will expire on various dates between 2023 and 2027.  As of December 31, 2007 and 2006, the Company had recorded a 100% valuation allowance against the deferred tax assets.  This represents an increase of approximately $237,000 in the valuation allowance from December 31, 2006 to December 31, 2007.  Management believes that a valuation allowance is appropriate due to the Company’s history of operating losses and the uncertainty of long term estimates of future taxable income.  As such, the Company has recorded no income tax benefit in the accompanying financial statements.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases facility space under a non-cancelable operating lease obligation.  At December 31, 2007, future minimum lease payments due under the operating lease obligation for the year ending December 31, 2008 totals $48,876

Rent expense paid under the operating lease obligation totaled $53,515 and $9,347 for the years ended December 31, 2007 and 2006, respectively.

CONFEDERATE MOTOR COMPANY, INC.
Notes to Financial Statements
December 31, 2007 and 2006
(Continued)

NOTE 7 - PREFERRED STOCK

The Company’s stock is divided into three classes.  Class A stock has full voting rights together with all other rights held by shareholders pursuant to Louisiana Business Corporation Law.  Class B and Class C stock have the same rights as Class A stock, except that holders of Class B and Class C stock are not entitled to vote.

Holders of Class C stock are entitled to receive dividends when and as declared by the Board of Directors of the Company and to share ratably in the assets of the Company available for distribution in the event of a liquidation, dissolution, or winding up of the Company prior to any holders of Class A and Class B stock of the Company, until the holders of Class C stock have received a return of the total of the original purchase price paid to the Company.  The original purchase price paid to the Company for Class C stock totaled $1,000,000 at December 31, 2007 and 2006.

NOTE 7 - PREFERRED STOCK - Continued

The issuance of authorized but unissued shares of any class by the Company that would result in a dilution of more than 33.333% to the holders of Class A stock will include an issuance to the holders of Class C stock in an amount so as not to cause a dilution of the equity ownership by more than 10%.

NOTE 8 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Net cash used in operating activities reflects cash payments for interest of $23,665 and $13,396 for the years ended December 31, 2007 and 2006, respectively.  During the year ended December 31, 2007, the Company converted a customer prepayment totaling $100,000 to a note payable.  During the year ended December 31, 2007, the Company purchased a vehicle totaling $36,628 through the assumption of a note payable and purchased computers and equipment totaling $108,804 through capital leases.

NOTE 9 - SUBSEQUENT EVENTS

In March 2008, the Company signed a distribution agreement with a party based in Dubai.  In connection with the agreement, the Company received an upfront fee of $300,000 for the exclusive rights to sell and distribute the Company’s motorcycles in the Middle East region

In June 2008, the Company entered into an agreement whereby the Company may merge with a public company.  In connection with the agreement, the Company obtained a convertible bridge loan totaling $200,000.

During the first nine months of 2008, the Company sold additional Class A stock totaling $150,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes appearing elsewhere in this Report. This discussion and analysis may contain forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Report.

Forward-Looking Statements

This Report contains forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors,” “Management’s Discussion and Analysis or Plan of Operation” and “Business.” Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this Report. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report.

Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Report.

Management cautions that these statements are qualified by their terms and/or important factors, many of which are outside of our control, and involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made, including, but not limited to, the following:

·        actual or anticipated fluctuations in our quarterly and annual operating results;
·        actual or anticipated product constraints;
·        decreased demand for our products resulting from changes in consumer preferences;
·        product and services announcements by us or our competitors;
·        loss of any of our key executives;
·        regulatory announcements, proceedings or changes;
·        announcements in the motorcycle community;
·        competitive product developments;
·        intellectual property and legal developments;
·        mergers or strategic alliances in the motorcycle industry;
·        any business combination we may propose or complete;
·        any financing transactions we may propose or complete; or
·        broader industry and market trends unrelated to its performance.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Confederate Motors, Inc. (“Confederate” or “CM) produces premium, heavyweight (651+cc) motorcycles. CM manufactures three models of motorcycles: Hellcat, Wraith and Fighter.

Overview and Outlook

The Company’s 2008 third quarter year to date (YTD) net revenue was $1,924.1 thousand up 50.2% compared to the third quarter YTD 2007. The Company’s third quarter YTD financial performance reflected a 36.7% increase in shipments of Confederate motorcycles.  Net income for the nine months ended September 30, 2008 was $129.8 thousand compared to a loss of $450.1 thousand for the nine months ended September 30, 2007.

The Company believes that the near-term global economic environment will be challenging for the business and it will continue to make prudent decisions to manage through this difficult environment. At the same time, the Company is optimistic about its long-term business prospects and plans to continue to expand production and global distribution.

Results of Operations for the Nine Months Ended September 30, 2008
Compared to the Nine Months Ended September 30, 2007

	Nine months ended
(in thousands except earnings per share)	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)	(Decrease) Increase	% Change
Revenue from motorcycles & related products	$1,924.1	$1,301.7	$622.4	50.2%
Cost of Goods Sold	$1,065.0	$1,010.3	$54.7	5.4%
Gross Profit	$907.1	$302.4	$604.7	200.0%
Operating Expenses	$755.7	$739.1	$16.6	2.2%
Interest Expense	$(21.6)	$(13.5)	$8.1	60.4%
Net Income (Loss)	$129.8	$(450.1)	$579.9	NM
Earnings (Loss) per Share	$674	$(2,367)

    As discussed in Overview and Outlook, the increase in operating income during the nine month period was driven by an increase in shipments of Confederate motorcycles.

Motorcycle Unit Shipments & Net Revenue

The following table includes motorcycle unit shipments:

	Nine months ended
	September 30, 2008 (unaudited)		September 30, 2007 (unaudited)		(Decrease) Increase	% Change
Motorcycle Unit Shipments
United States	17	63.0%	10	47.6%	7	70.0%
International	10	37.0%	11	52.4%	(1)	(9.1)

Confederate motorcycle units	27	100.0%	21	100.0%	6	28.6%

During the first nine months of 2008, the Company shipped 27 Confederate motorcycles, an increase of 6 motorcycles, or 28.6%, from the same period last year. The Company’s shipments in US grew during the period primarily driven by the delivery of the new Wraith model to US retail clients. Units shipped to international markets remained flat.

Cost of Goods Sold

Cost of goods sold was $1,065.0 thousand for the nine months ended September 30, 2008, an increase of $54.7 thousand or 5.4% versus the corresponding period last year. Cost of goods sold was slightly higher due to an increase in shipment volume.

Gross Profit

Gross profit was $907.1 thousand for the nine months of 2008, an increase of $604.6 thousand or 200.0% versus the same period last year. Gross margin as a percent of net revenue for the nine months of 2008 was 47.1% compared to 23.2% for the nine months of 2007. The improvement in gross profit for the nine months of 2008 was a result of higher average price per unit and lower cost of goods sold per unit.

Operating Expenses

The following table includes operating expenses for the Company (in thousands):

	Nine months ended
(in thousands)	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)	Increase (Decrease)	% Change
Motorcycles and Related Products
Depreciation of PP&E	$42.5	$25.6	$16.9	66.0%
Marketing & Advertising	66.4	43.2	23.2	53.7
Selling & Administrative	646.8	670.3	(23.5)	(3.5)

Total operating expenses	$755.7	$739.1	$16.6	2.2%

Total operating expenses were 39.3% and 56.8% of net revenue for the first nine months of 2008 and 2007, respectively.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

	Year ended
(in thousands, except earnings per share)	December 31, 2007	December 31, 2006	(Decrease) Increase	% Change
Revenue from motorcycles & related products	$1,782.7	$890.9	$891.8	100.1%
Cost of Goods Sold	$1,391.5	$737.5	$654.0	88.7%
Gross Profit	$391.2	$153.4	$237.8	155.0%
Operating Expense	$998.0	$852.8	$145.2	17.0%
Interest Income Expense	$(24.7)	$(14.2)	$(10.5)	73.9%
Net Income (Loss)	$(631.5)	$(713.6)	$82.1	11.5%
Earnings (Loss) per Share	(3,321)	(3,746)

The increase in Motorcycles operating income during the year ended December 31, 2007 was driven by an increase in shipments of Confederate motorcycles.

Motorcycle Unit Shipments & Net Revenue

The following table includes wholesale motorcycle unit shipments for the Motorcycles & Related Products segment:

	Year ended
	December 31, 2007		December 31, 2006		(Decrease) Increase	% Change
Motorcycle Unit Shipments
United States	11	39.3%	13	76.5%	(2)	(15.4)%
International	17	60.7%	4	23.5%	13	325.0%

Confederate motorcycle units	28	100.0%	17	100.0%	11	64.7%

During 2007, the Company shipped 28 Confederate motorcycles, an increase of 11 motorcycles, or 64.7%, from the same period 2006. The Company’s shipments in the U.S. remained flat. The Company’s shipments in international markets grew during the period, and the percentage of units shipped to international customers increased, consistent with the Company’s strategic focus on global markets.

The following table includes industry retail motorcycle registration data through the month indicated:

Motorcycle Industry Retail Registrations
Heavyweight (651+cc)

	2008	2007	(Decrease) Increase	% Change
United States (September) (a)	425,731	443,511	(17,780)	(4.0)%
Europe (August) (b)	323,139	311,164	11,975	3.8%

(a)	U.S. industry data includes 651+cc models derived from submission of motorcycle retail sales by each major manufacturer to an independent third party.

(b)
Europe data includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Industry retail motorcycle registration data includes 651+cc models derived from information provided by Giral S.A., an independent agency.

Cost of Goods Sold

Cost of goods sold was $1,391.5 thousand for 2007, an increase of $653.9 thousand or 88.7% versus 2006 results. Cost of goods sold was higher due to an increase in shipment volume of 64.7%.

Gross Profit

Gross profit was $391.2 thousand for 2007, an increase of $237.8 thousand or 155.1% versus 2006 results. Gross margin as a percent of net revenue for 2007 and 2006 was 22.1% and 17.2%, respectively.

Operating Expenses

The following table includes operating expenses for the Company (in thousands):

	Year ended
(in thousands)	December 31, 2007	December 31, 2006	Increase (Decrease)	% Change
Motorcycles and Related Products
Depreciation of PP&E	$39.0	$16.3	$22.7	139.3%
Marketing & Advertising	87.7	24.5	63.2	258.0
Selling & Administrative	871.3	812.0	59.3	7.3

Total operating expenses	$998.0	$852.8	$145.2	17.0%

Total operating expenses were 56.3% and 95.8% of net revenue for 2007 and 2006, respectively. The improvement in the operating expense percentage was a result of doubling of revenue during the comparable periods with only a slight increase expenses.

Cautionary Statements

The Company’s ability to meet the targets and expectations noted depends upon, among other factors, the Company’s ability to (i) continue to realize production efficiencies and manage operating costs including materials, labor and overhead; (ii) manage production capacity and production changes; (iii) manage supply chain issues; (iv) provide products, services and experiences that are successful in the marketplace; (v) develop and implement sales and marketing plans that retain existing retail customers and attract new retail customers in an increasingly competitive marketplace; (vi) continue to develop the capabilities of its distributor network; (vii) manage changes and prepare for requirements in legislative and regulatory environments for its products, services and operations; (viii) manage access to reliable sources of capital and adjust to fluctuations in the cost of capital; (ix) anticipate consumer confidence in the economy; (x) retain and attract talented employees; (xi) detect any issues with our motorcycles or manufacturing processes to avoid delays in new model launches, increased warranty costs or litigation;

The Company’s ability to sell its motorcycles and related products and services and to meet its financial expectations also depends on the ability of the Company’s independent distributors to sell its motorcycles and related products and services to retail customers. The Company depends on the capability and financial capacity of its independent distributors to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from the Company.

In addition, the Company’s independent distributors may experience difficulties in operating their businesses and selling.

Liquidity and Capital Resources

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2008:

·             on an actual basis;

·             on a pro forma basis after giving effect to the consummation of the Merger and the conversion of all outstanding shares of preferred stock, as if the Merger and the conversion of the preferred stock had all occurred on September 30, 2008; and

·             on a pro forma as adjusted basis to reflect the pro forma adjustments described above and the receipt by us of the net proceeds from the sale of  1,105,000 Shares at an offering price of $1.50 per share, after deducting broker-dealer fees and our estimated offering expenses.

You should read the information set forth below in conjunction with our financial statements and related notes included elsewhere in this Report.

	At September 30, 2008
	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$194,964	$194,964	$1,194,964
Long-term debt	$229,049	$229,049	$229,049
Stockholders’ equity (deficit):
Class A Common stock, $0.001 par value, 1,000 shares authorized, 95.7011 shares issued and outstanding, actual; no shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	-	-	-

Class B Non-Voting Common stock, $0.001 par value, 1,000 shares authorized, 42.6670 shares issued and outstanding, actual; no shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	-	-	-

Class C Preferred stock, $0.001 par value, 1,000 shares authorized, 57.143 shares issued and outstanding, actual; no shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	-	-	-

Preferred stock (other than Class C Preferred), $0.001 par value, 25,000,000 shares authorized, no shares issued and outstanding, actual; 25,000,000 authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	-	-	-

Common stock, $0.001 par value, 100,000,000 shares authorized, 15,500,000 shares issued and outstanding, actual; 200,000,000 shares authorized, 10,000,000 shares issued and outstanding, pro forma; 200,000,000 shares authorized,11,050,000 shares issued and outstanding, pro forma as adjusted	-	-	-
Additional paid-in capital	$1,988,000	$1,988,000	$3,488,000
Retained earnings (deficit)	$(2,324,973)	$(2,324,973)	$(2,324,973)
Total stockholders’ equity (deficit)	$(336,973)	$(336,973)	$1,163,027

The table and calculations above are based on the number of shares of Common Stock outstanding as of September 30, 2008, and exclude:

·        an aggregate of 105,000 Shares issuable upon the exercise of warrants issued to the Broker-Dealers at an exercise price of $1.50 per share;

·        an aggregate of 500,000 Shares issuable upon the exercise of options to be granted under the 2008 Plan at or prior to Closing at a weighted average exercise price of $1.50 per share;

·        an aggregate of an additional 605,000 shares issued or issuable under awards granted or available for grant at Closing under the 2008 Plan.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. It also defines fair value and established a hierarchy that prioritizes the information used to develop assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 did not have a material impact on the Company’s financial position, resultsof operations or cash flows.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which permits entities to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value option is determined on an instrument-by-instrument basis, should be applied to an entire instrument and is irrevocable. Assets and liabilities measured at fair values pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using other measurement attributes. SFAS No. 159 is effective as of the beginning of the Company's 2008 fiscal year. The adoption of SFAS No. 159 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No 51" (SFAS 160). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of SFAS No. 160 is not expected to have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141R, "Business Combinations" ("SFAS 141R"), which replaces FASB SFAS 141, "Business Combinations". This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. SFAS 141R will require an entity to recognize the assets acquired, liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously required by SFAS No. 141. SFAS 141R will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, SFAS 141R will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. This Statement will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption of this standard is not permitted and the standards are to be applied prospectively only. Upon adoption of this standard, there would be no impact to the Company's results of operations and financial condition for acquisitions previously completed. The adoption of SFAS No. 141R is not expected to have a material effect on its financial position, results of operations or cash flows.

In January 2008, the SEC released SAB No. 110, which amends SAB No. 107 which provided a simplified approach for estimating the expected term of a "plain vanilla" option, which is required for application of the Black-Scholes option pricing model (and other models) for valuing share options. At the time, the Staff acknowledged that, for companies choosing not to rely on their own historical option exercise data (i.e. because such data did not provide a reasonable basis for estimating the term), information about exercise patterns with respect to plain vanilla options granted by other companies might not be available in the near term; accordingly, in SAB No. 107, the Staff permitted use of a simplified approach for estimating the term of plain vanilla options granted on or before December 31, 2007. The information concerning exercise behavior that the Staff contemplated would be available by such date has not materialized for many companies. Thus, in SAB No. 110, the Staff continues to allow use of the simplified rule for estimating the expected term of plain vanilla options until such time as the relevant data becomes widely available. The Company does not expect its adoption of SAB No. 110 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities-An Amendment of FASB Statement No. 133." ("SFAS 161"). SFAS 161 establishes the disclosure requirements for derivative instruments and for hedging activities with the intent to provide financial statement users with an enhanced understanding of the entity's use of derivative instruments, the accounting of derivative instruments and related hedged items under Statement 133 and its related interpretations, and the effects of these instruments on the entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect its adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles – identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Accepted Accounting Principles.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States (“GAAP”). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 1 of our financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates. Our exposure to interest rate risk is limited to interest earned from our money market accounts and our interest expense on short-term and long-term borrowings. Currently, this exposure is not significant. Substantial increases in short-term and long-term borrowings to fund growth or make investments, combined with actual changes in interest rates could adversely affect our future results of operations.

Foreign Exchange Rates. Currently, we have no exposure to foreign currency risk as all our sales transactions, assets and liabilities are denominated in the U.S. dollar.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of the March 30, 2009. Executive officers are elected annually by our Board of Directors.  Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

NAME	AGE	POSITION
H. Matthew Chambers	54	Chairman and Chief Executive Officer and Founder
Paolo Chiaia	50	Director
Joseph Mitchell	40	Executive Vice President and Chief Financial Officer

H. Matthew Chambers has been our Chief Executive Officer and one of our directors from our inception in March 2003. Chambers earned a bachelor of arts in business administration from Louisiana State University in 1975, and went on to receive a juris doctorate degree from LSU in 1978. On January 1, 1979, Chambers began a 13 year career as a solo practitioner of law in Baton Rouge. In 1990, Chambers won the largest verdict of his career in a police brutality case. The verdict represented the largest ever granted in the state of Louisiana against a sheriff's parish agency.

Next, idle meditation yielded an idea propelled by a lust for American hot rods which began in the 1950's. An avant-garde American industrial and mechanical design initiative was envisioned. The roots of rugged principled individuality would again form an idealogical foundation for pure, strong, tough motorcycles.

The Confederate dream was embraced April 2, 1991. The cornerstone which formalized the effort is described by just three letters - fun. A true to concept creative body of work was mandated. Honest American motorcycles are the result.

Chambers currently has dual-residences in Birmingham, Ala. and hometown New Orleans, where his family still resides.

Paolo Chiaia is a member of the board of directors of Finanzattiva Sim (securities broker), BPUPRAMERICA SGR (Asset Management Company joint venture between BPU with Prudential), IWBank (major player in online trading), and Centrobanca (in charge for Investment Banking activities).

Paolo served as a senior executive from 1999 to 2004 at Gruppo Banca Popolare di Bergamo (10th largest Italian Banking Group) where he was in charge of the capital markets activities of the Group. The department deals with securities and derivatives trading, both listed and over the counter, debt capital market, equity capital market, M&A. In 1998 he was head of the sales team covering Italian clients with reference to all financial products: fixed income, foreign exchange, emerging markets and corporate bonds.

From 1993 to 1999 Paolo served as a broker at JP Morgan in charge of both Italian and foreign institutional clients.
From 1987 to 1993 he worked for Montedison (Italian Chemical Group) in the Treasury department in charge of FX and Interest Rate risk management, both for the Holding Company and for the Italian and foreign subsidiaries.
Paolo graduated with top marks from Bocconi University in 1986.

Joseph Mitchell has served as our Chief Financial Officer from November 2006.  He has over 17 years of experience in financial operations and management in the financial services, technology, healthcare and manufacturing sectors, including 3 years at HealthSouth. During his time at HealthSouth, he held various senior management positions, including Director of Business Development, Audit Director and Assistant Controller, and was instrumental in the company being re-listed on the NYSE. Prior to HealthSouth, Joseph spent 4 years at Dell Financial Services and served as the Financial Reporting Manager and Corporate Governance Manager, where he led a team in implementing financial and internal controls for SEC compliance. Prior to Dell, he spent 4 years at AmSouth as the Finance Manager where he directed the integration of the financial operations for a $500 million acquisition.

Joseph earned a bachelor's degree in accounting from the University of Alabama. He holds an MBA from the University of Alabama Birmingham. He is a licensed CPA.

Family Relationships

There are no relationships between any of the officers or directors of the Company.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors, and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated. Our affiliates are in no way prohibited from undertaking such activities, and neither we nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities. We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Our policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We understand that it will be difficult to enforce our policies and procedures and will rely and trust our officers and directors to follow our policies and procedures.  We will implement our policies and procedures by requiring the officer or director who is not in compliance with our policies and procedures to remove himself and the other officers and directors will decide how to implement the policies and procedures, accordingly.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the calendar years ended December 31, 2008 and 2007 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
H. Matthew Chambers, President and Chief	2008	120,000	0	0	0	0	0	0	98,000
Executive Officer	2007	98,000	0	0	0	0	0	0	98,000

Joseph Mitchell, Executive VP, Chief Financial	2008	120,000	0	0	0	0	0	0	92,000
Officer, Secretary	2007	92,000	0	0	0	0	0	0	92,000

Ed Jacobs, Director of Design	2008	72,000	0	0	0	0	0	0	60,000
	2007	60,000	0	0	0	0	0	0	60,000

Corporate Governance

We are committed to having sound corporate governance principles. We believe that such principles are essential to running our business efficiently and to maintaining our integrity in the marketplace. Our Board of Directors has five directors, but does not have any standing committees.

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business or banking. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties for us. Each director must represent the interests of all stockholders. When considering potential director candidates, the Board of Directors also considers the candidate’s character, judgment, diversity, age and skills, including financial literacy and experience in the context of our needs and the needs of the Board of Directors.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option/SAR Grants to Executive Officers

No Named Executive Officers received or exercised any stock awards, stock options or SARs during the year ended December 31, 2007, or otherwise were the beneficial owners of any stock awards, stock options or SARs at December 31, 2007.

Employment Agreements

We will enter into employment agreements with H. Matthew Chambers, Joseph Mitchell and Ed Jacobs.  It is anticipated that each of the employment agreements will be entered into after the closing of this Registration Statement, will have a three-year term and will automatically extend in one-year increments unless we notify the executive in that year that his employment agreement will not be extended.

Before entering into these employment agreements, the 2008 base salary was $120,000 for H. Matthew Chambers, $120,000 for Joseph Mitchell and $72,000 for Ed Jacobs. The employment agreements provide for annual base salaries at the following initial rates: $180,000 for H. Matthew Chambers and $144,000 for Joseph Mitchell and $96,000 for Ed Jacobs. The annual base salaries will be reviewed each year by our board of directors (or compensation committee, if we then have one), but cannot be decreased from the amount in effect in the previous year. The employment agreements also make each executive eligible for annual bonuses determined by our board of directors (or compensation committee, if any). The employment agreements also provide that these officers are eligible to participate in our equity incentive plans and other employee benefit programs.

The employment agreements impose on each employee post-termination non-competition, non-solicitation and confidentiality obligations. Under the agreements, each officer will agree not to compete with our business in the United States, subject to certain limited exceptions, for a period of two years after termination of his employment (provided that the agreements are terminated other than for good reason by the officers or without cause by us). Each officer will further agree, for a period of three years after termination of his employment, to refrain from inducing, or attempting to induce, any of our customers or employees to curtail or terminate their relationship or employment with us, as applicable. Each officer will also agree to maintain the confidentiality of all confidential or proprietary information of our company, and assign any inventions to us that he acquired or developed during his relationship with us.

The employment agreements provide for payments and benefits upon termination of employment in addition to those previously accrued. If the executive is terminated due to death or disability, the executive will receive (in addition to items previously accrued):

·             instead of a bonus (other than accrued and unpaid guaranteed bonus) for that year, a lump sum cash payment equal to the average annual bonus in recent years (calculated as described below), prorated to reflect the part of the year completed before termination; and
·             in case of disability, continued health, medical and life insurance coverage until age 65.

If we terminate the executive’s employment without cause, including after a change in control, or if the executive terminates employment for good reason, the executive will receive (in addition to items previously accrued):

·             a lump sum cash payment equal to (1) the sum of his then-current annual base salary, plus his then-current guaranteed cash bonus, plus the average annual bonus in recent years (calculated as described below), multiplied by 3, in the case of H. Matthew Chambers and 2 in the case of each of Joseph Mitchell and Ed Jacobs;
·             instead of a bonus (other than accrued and unpaid guaranteed bonus) for that year, a lump sum cash payment equal to his average annual bonus in recent years (calculated as described below), which, unless the termination occurs within the period beginning on the date of a change in control and ending two years after a change in control, will be prorated to reflect the part of the year completed before termination; and
·             continued health, medical and life insurance coverage for one year.

In each case, the average annual bonus in recent years is calculated by using the most recent (up to three) calendar years in which the executive worked for us for the entire year. If the executive was not eligible for, or did not receive, a bonus during any of those years, then we deem the average annual bonus to be equal to the target annual bonus for the year of termination. When calculating the average annual bonus, any guaranteed cash bonus is disregarded.

If payments under the employment agreement are subject to the golden parachute excise tax, we must pay an additional gross-up amount so that his after-tax benefits are the same as if no excise tax had applied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after February 12, 2009 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

		Percentage of shares outstanding
Beneficial owner	Number of shares beneficially owned (1)	Pre-Offering(2)	Post-Offering Minimum Amount(3)
RSC Affiliated Businesses, LLC (4)	2,633,220	23.5%	21.5%
Joseph Mitchell, Chief Financial Officer	316,985	2.8%	2.6%
Paolo Chiaia, Director	207,262	1.8%	1.7%
Ed Jacobs, Director of Design	74,000	*	*
All directors and executive officers as a group	3,231,467	28.1%	25.8%

Joseph Gamberale	1,258,612	11.2%	10.3%
Oldenway 1 (5)	1,039,914	9.3%	8.5%
Oldenway 2 (6)	1,039,914	9.3%	8.5%

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address of 2222 5th Avenue South, Birmingham, Alabama 35233.

*      Less than 1%

(1)     Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of common stock listed as owned by that person or entity.
(2)     A total of 11,210,000 shares of the Company’s common stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.
(3)     A total of 12,260,000 shares of the Company’s common stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.
(4)     H. Matthew Chambers, the principal of RSC Affiliated Businesses, L.L.C., is deemed to be the beneficial owner of the shares of common stock owned by RSC Affiliated Businesses, L.L.C.  Mr. Chambers has voting and disposition power over the shares beneficially owned by RSC Affiliated Businesses, L.L.C.
(5)     Nazir Mohammed Parker, the principal of Oldenway 1, is deemed to be beneficial owners of all of the shares of common stock owned by Oldenway 1. Mr. Parker has voting and disposition power over the shares beneficially owned by Oldenway1.
(6)     Nazir Mohammed Parker, the principal of Oldenway 2, is deemed to be beneficial owners of all of the shares of common stock owned by Oldenway 2. Mr. Parker has voting and disposition power over the shares beneficially owned by Oldenway2.

Certain Relationships and Related Transactions

Board of Directors and Officers

Other than the transactions described under the heading “Executive Compensation” (or with respect to which such information is omitted in accordance with SEC regulations), since December 31, 2006 there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Other Stockholders

There are currently no capital loans payable to existing stock holders.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee	$87.	89
Legal Fees and Expenses	20,000.	00
Accounting Fees and Expenses	10,000.	00
Printing	500.	00
Miscellaneous Expenses	1,000.	00
Total	$31,587.	89

ITEM 14.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statue, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors’ duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit.  Delaware law does not permit a corporation to eliminate a director’s duty of care, and this provision of our certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director’s breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We also maintain officers’ and directors’ liability insurance coverage.

Insofar as indemnification for liabilities may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

ITEM 15.          RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to the Merger Agreement, on February 12, 2009, we issued 8,895,000 shares of our common stock to the shareholders of Confederate Motor Company, Inc. pursuant to the merger between us and Confederate Motor Company, Inc.  Such securities were not registered under the Securities Act of 1933. The issuance of these shares was exempted from registration pursuant to Section 4(2) of the Securities Act of 1933.

On February 12, 2009, we closed a private placement offering whereby we sold 1,050,000 shares of our common stock to certain investors for a total aggregate purchase price of $1,275,000.  The issuance of these securities were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 16           EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
2.1	Merger Agreement by and among French Peak Resources, Inc. and Confederate Motor Company, Inc. (1)
2.2	Certificate of Merger, merging Confederate Motors, Inc. with and into Confederate Acquisition, Inc., filed with the Secretary of State of the State of Delaware on March 13, 2009 (1)
2.3	Certificate of Merger, merging Confederate Motor Company, Inc. with and into Confederate Acquisition, Inc., filed with the Secretary of State of the State of Louisiana on March 13, 2009 (1)
3.1	Certificate of Incorporation for Confederate Motors, Inc. (1)
4.1	Form of Securities Purchase Agreement (1)
4.2	Form of Registration Rights (1)
5.1	Legal Opinion of Anslow & Jaclin, LLP, as filed herewith
10.1	2008 Stock Incentive Plan (1)
10.2	Employment Agreement by and between Confederate Motors and H. Matthew Chambers (1)
10.3	Employment Agreement by and between Confederate Motors and Joseph Mitchell (1)
14.1	Code of Ethics (1)
23.1	Consent of Independent Registered Public Accounting Firm

(1)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K (file number 000-52500) filed on February 12, 2009.

ITEM 17.          UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any additional or changed material information with respect to the plan of distribution.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation, By-Laws, the General Corporation Law of the State of Delaware or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of March 2009.

Confederate Motors, Inc.
By:	/s/ H. Matthew Chambers
H. Matthew Chambers Chief Executive Officer

Principal Executive Officers of Confederate Motors, Inc.
By:	/s/ H. Matthew Chambers
H. Matthew Chambers Chief Executive Officer

By:	/s/ Joseph Mitchell
Joseph Mitchell Chief Financial Officer and Principal Accounting Officer

Majority of Board of Directors of Confederate Motors, Inc.
By:	/s/ H. Matthew Chambers
H. Matthew Chambers Director

By:	/s/ Paolo Chiaia
Paolo Chiaia Director